SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Consolidated Financial Statements as of June 30, 2010 and December 31, 2009 and for the six-month periods ended June 30, 2010 and 2009

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2010

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of June 30, 2010 and December 31, 2009 and for the six-month periods ended June 30, 2010 and 2009

$ : Argentine peso

US$ : US dollar

$3.931 = US$1 as of June 30, 2010

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009

(In millions of Argentine pesos – see Note 3.c)

	As of June 30, 2010 (unaudited)	As of December 31, 2009
ASSETS
Current Assets
Cash and banks	$64	$62
Investments	1,129	1,227
Accounts receivable, net	1,139	1,163
Other receivables, net	281	241
Inventories, net	344	243
Other assets, net	7	7

Total current assets	2,964	2,943

Non-Current Assets
Other receivables, net	70	74
Investments	2	1
Fixed assets, net	6,919	6,839
Intangible assets, net	762	773
Other assets, net	4	3

Total non-current assets	7,757	7,690

TOTAL ASSETS	$10,721	$10,633

LIABILITIES
Current Liabilities
Accounts payable	$2,106	$2,212
Debt	794	763
Salaries and social security payable	272	300
Taxes payable	734	769
Dividends payable	364	—
Other liabilities	71	52
Contingencies	74	73

Total current liabilities	4,415	4,169

Non-Current Liabilities
Accounts payable	20	24
Debt	74	58
Salaries and social security payable	76	82
Taxes payable	177	212
Other liabilities	174	186
Contingencies	443	374

Total non-current liabilities	964	936

TOTAL LIABILITIES	$5,379	$5,105

Noncontrolling interest	95	92
SHAREHOLDERS’ EQUITY	$5,247	$5,436

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$10,721	$10,633

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Esteban G. Macek
Chief Financial Officer	Authorized Director

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the six-month periods ended June 30, 2010 and 2009

(In millions of Argentine pesos, except per share data in Argentine pesos – see Note 3.c)

	For the six-month periods ended June 30,
	2010	2009
Net sales	$6,717	$5,754
Cost of services	(3,363)	(2,887)

Gross profit	3,354	2,867
General and administrative expenses	(244)	(200)
Selling expenses	(1,571)	(1,356)

Operating income	1,539	1,311
Gain on equity investees	—	13
Financial results, net	(46)	(151)
Other expenses, net	(123)	(72)

Net income before income tax and noncontrolling interest	1,370	1,101
Income tax expense, net	(502)	(394)
Noncontrolling interest	(3)	(4)

Net income	$865	$703

Net income per share	$0.88	$0.71

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Esteban G. Macek
Chief Financial Officer	Authorized Director

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2010 and 2009

(In millions of Argentine pesos, except per share data in Argentine pesos – see Note 3.c)

	Shareholders’ contributions (Note 9.a)			Unappropriated earnings (Note 9.b)
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments		Accumulated earnings	Total	Total Shareholders’ equity
Balances as of January 1, 2009	$984	2,688	3,672	—		95	253	348	$4,020
Foreign currency translation adjustments	—	—	—	—		(3)	—	(3)	(3)
Changes in the fair value of cash flow hedges, net of income tax	—	—	—	—		(8)	—	(8)	(8)
Net income for the period	—	—	—	—		—	703	703	703

Balances as of June 30, 2009	$984	2,688	3,672	—	(i)	84	956	1,040	$4,712

Balances as of January 1, 2010	$984	2,688	3,672	—		106	1,658	1,764	$5,436
Foreign currency translation adjustments	—	—	—	—		(1)	—	(1)	(1)
As approved by the Shareholders’ Ordinary Meeting held on April 28, 2010:	—	—	—	—
- Legal Reserve	—	—	—	360		—	(360)	—	—
- Cash dividends ($1.07 per share) – Note 6	—	—		—		—	(1,053)	(1,053)	(1,053)
Net income for the period	—	—	—	—		—	865	865	865

Balances as of June 30, 2010	$984	2,688	3,672	360	(i)	105	1,110	1,575	$5,247

The accompanying notes are an integral part of these consolidated financial statements.

(i)	The balance only corresponds to foreign currency translation adjustments.

Adrián Calaza	Esteban G. Macek
Chief Financial Officer	Authorized Director

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the six-month periods ended June 30, 2010 and 2009

(In millions of Argentine pesos – see Note 3.c)

	For the six-month periods ended June 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$865	$703
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	82	87
Depreciation of fixed assets	615	522
Amortization of intangible assets	10	8
Gain on equity investees	—	(13)
Consumption of materials	54	52
Gain on sale/disposal of fixed assets and other assets	(2)	(4)
Provision for lawsuits and contingencies	80	27
Holdings (gain) loss on inventories	5	(11)
Interest and other financial losses on loans	89	250
Income tax	(131)	(37)
Noncontrolling interest	3	4
Net increase in assets	(210)	(115)
Net increase (decrease) in liabilities	107	(123)

Total cash flows provided by operating activities	1,567	1,350

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(926)	(749)
Intangible asset acquisitions	(14)	(7)
Proceeds for the sale of fixed assets and other assets	5	10
Increase in investments not considered as cash and cash equivalents	15	(14)

Total cash flows used in investing activities	(920)	(760)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	98	284
Payment of debt	(100)	(212)
Payment of interest and debt-related expenses	(38)	(79)
Cash dividends paid	(689)	(14)

Total cash flows used in financing activities	(729)	(21)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(82)	569
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,273	902

CASH AND CASH EQUIVALENTS AT PERIOD END	$1,191	$1,471

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Esteban G. Macek
Chief Financial Officer	Authorized Director

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1. The Company and its operations

Telecom Argentina S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” in April 1990.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. Accordingly, the Company had amended its by-laws in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

A description of the subsidiaries with their respective percentage of capital stock owned as of June 30, 2010, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Voice, data and Internet	Telecom Argentina USA Inc. (“Telecom USA”)	100.00%		09.12.00
	Micro Sistemas Sociedad Anónima (“Micro Sistemas”) (ii)	99.99%		12.31.97
Wireless	Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
	Núcleo S.A. (“Núcleo”)	67.50%	Personal	02.03.98
	Springville S.A. (“Springville”) (ii)	100.00%	Personal	04.07.09

(i)	Percentage of equity interest owned has been rounded.

(ii)	Dormant entity at June 30, 2010.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(b) Licenses granted as of June 30, 2010

As of June 30, 2010, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of June 30, 2010, the Company’s subsidiaries have been granted the following licenses:

•

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•

Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	an interruption of all or a substantial portion of service;

•	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•

a reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies;

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom without prior approval of the Regulatory Bodies;

•	an assignment or delegation of Telecom Italia S.p.A.’s (“the Operator”) functions without the prior approval of the Regulatory Bodies;

•	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	any voluntary insolvency proceedings or bankruptcy of Personal;

•	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•	repeated interruptions of the services;

•	any voluntary insolvency proceedings or bankruptcy of Núcleo;

•	non-compliance with certain obligations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 through which it created a Working Commission composed by members of the SC and the CNC to prepare a draft of the Number Portability Regulation.

•	Universal Service (“SU”) Regulation

The SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

The SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers’ for these undertakings.

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

The Decree requires Telecom and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of SU ongoing programs established under the previous regulation will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. Providers of telecommunications services shall act in their capacity as trustors for this fund, and shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom and Telefonica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee will be informed by the SC of the programs that will be financed and will be responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

At the date of issuance of these consolidated financial statements, the Technical Committee had been created and had begun to analyze the operative procedures associated to the functions derived from its responsibilities. Additionally, telecommunications service providers had already selected the Fiduciary institution and had sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09, but there is still pending resolution certain administrative and operative matters.

On December 9, 2008, the SC issued Resolution No. 405/08 which requires telecommunication service providers to deposit into special accounts the 1% of their revenues as defined in Decree No. 558/08, without passing on any costs incurred for the provision of their services.

On January 12, 2009, the Company and Personal, filed claims before the SC objecting to the provisions of SC Resolution No. 405/08, based on the illegality of this rule, arguing that it contradicts Decree No. 558/08 because it violates the rights of both licensees to factor their compensation for the provision of the SU programs in the calculation of their investment contribution, in accordance with the “pay or play” mechanism stated in the Decree No. 558/08.

The management of the Group, with the opinion of its legal counsel, considers it has meritorious legal arguments for the claims filed against Resolution No. 405/08.

At the date of issuance of these consolidated financial statements, the SU programs are still pending approval by the SC.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a new program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The new program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that currently do not provide basic telephone services. SC Resolution No. 88/09 specifies the methodology that licensees will have to follow for proposals to render these services in several of the 1,491 towns and 1,496 schools identified in the Annex of the Resolution. The proposed projects approved by the SC will be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

In Telecom

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance –particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, these regulations have yet to be implemented. Therefore, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $753 (unaudited) for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of June 30, 2010, this provision amounts to $178. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has deposited the correspondent contributions on their respective maturity date (amounting to $87 as of June 30, 2010) into a special individual account held under their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

As of January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a result, the CNC, through CNC Note No. 726/05, requested that Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed all previously billed SU amounts plus interest to its active post-paid customers (amounting to $15, calculated using the Banco Nacion Argentina interest rate collected by banks). In addition, as of May 2006, Personal had reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report regarding verification of Personal’s SU reimbursement, which indicated that Personal completed the requirement of reimbursement of the SU amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC; finally, on August 7, 2008, the CNC ordered Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nacion Argentina interest rate collected by banks).

In September 2008, Personal has rejected this claim explaining its grounds for justification of the applied interest rate. However, the management of Personal has considered the reimbursement of the interests claimed by the CNC. As a result, Personal had recorded a provision of $10. During the third quarter of 2009, Personal has begun the reimbursement to its customers (amounting to $5 as of June 30, 2010).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Regulation for Communications that are initiated in Penal Institutions”, establishing technical requirements for the system and the telephone lines installed in penal institutions, so that all communications carried out are registered.

Such Regulation shall be in effect in the term of one year, which may be extended to a similar period, counted sixty days from the date in which the technical definitions that the CNC must issue become available.

At the date of issuance of these consolidated financial statements, the Company is developing technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, the Company paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, the Company recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company.

At June 30, 2010, the Company has a net receivable of $67 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. At June 30, 2010, the reserves corresponding to these regulatory duties amounted to $90.

Since December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed telephony was granted access to particular frequency bands, with the purpose of enabling basic telephone services in rural and suburban areas to be rendered through the wireless infrastructure used for the provision of mobile telephony service. Licensees will provide such service within their respective fixed telephony service original regions. The Company has started to install fixed lines based on this technology in order to satisfy service demand in rural and suburban areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company that it will offset this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, the Company recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, the Company has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $3.1 plus interest. The Company has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period from November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.d – Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”) charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. The Company has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of June 30, 2010 and December 31, 2009, the Company recorded as “Other receivable” a total of $23.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(j) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2011.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•

The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L. have timely fulfilled the Agreement’s commitments.

At the date of issuance of these financial statements, the Company continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be satisfactorily completed.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(k) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of the Company due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2009, the Argentine Federation of Professional Boards of Economic Sciences (the “FACPCE”) approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”, which will be fully effective for companies making public offering of securities (such as the Company) as from January 1, 2011. In June 2009, the FACPCE approved RT 27 which provides for amendments to the existing RT for those companies not adopting IFRS. On December 30, 2009, the CNV issued Resolution No. 562/09 adopting RT 26 with a few differences related to the companies obliged to adopt IFRS and the date of adoption. In July 2010, the CNV issued Resolution No. 576/10, amplifying Resolution No. 562/09. FACPCE is revising RT 26 in order to align RT 26 and CNV Resolution No. 562/09. Additional information is given in Note 15.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA).

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the six-month period ended June 30, 2010, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (II) – (I)
Total assets	10,721	10,682	(39)
Total liabilities	5,379	5,365	(14)
Noncontrolling interest	95	95	—
Shareholders’ equity	5,247	5,222	(25)
Net income	865	867	2

(*)	As required by CNV resolution.

(**)	As required by Argentine GAAP.

(d) Interim financial information

The accompanying June 30, 2010 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of Management of the Company, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the six-month period ended June 30, 2010 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(h) Concentration of credit risk

The Company’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,975,000 (unaudited) at June 30, 2010 and 3,933,000 (unaudited) at June 30, 2009 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,827,000 (unaudited) at June 30, 2010 and 4,525,000 (unaudited) at June 30, 2009.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company computes net income per common share by dividing net income for the period by the weighted average number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate caption in the equity section.

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

•	Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

•	International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

•	Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $52 as of June 30, 2010 and $57 as of December 31, 2009, both in the Voice, data and Internet segment.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.h, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period-end.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Núcleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of June 30, 2010. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

Until the date of cancellation of its financial debt, the Company had capitalized interest on long-term construction projects. Additional information is given in Note 5.n.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	35
Buildings	50
Tower and pole	15
Transmission equipment	3-20
Wireless network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 7.5 years.

•	Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

•	PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

•	PCS and Band B of Paraguay licenses

Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007. Renovation costs are being amortized in 5 years.

•	Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range up to fiscal year 2028.

•	Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.j., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(o) Taxes payable

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 14.75%). When dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the six-month period ended June 30, 2010, Telecom has estimated a provision for income taxes.

•	Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the six-month periods ended June 30, 2010 and 2009.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment.

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring which was finished in August 2005 and fully cancelled on October 15, 2009.

(r) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(s) Derivatives to hedge the Company’s exposure to foreign currency

The Company has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not.

Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet (under “Foreign currency translation adjustments”) and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings, being recorded in the item line “Gain (loss) on derivatives” of the statement of income’s caption “Financial results, net”.

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

The main characteristics of the derivatives at June 30, 2010 are the following:

a) Non-Deliverable Forward (“NDF”) contracts to purchase foreign currency for Notes

When entering into these NDF contracts, the management objective was to reduce its exposure to foreign currency fluctuations and denominate its Notes in Argentine pesos. At inception, the critical terms of the NDF were substantially similar to the terms of the foreign currency-denominated obligations (amounts and maturity dates). Accordingly, these hedges were designated as cash flow hedges. In accordance with Argentine GAAP, changes in the fair value of these hedges were recognized under “Foreign currency translation adjustments” and subsequently reclassified to earnings when the hedged items affect earnings.

For the six-month period ended June 30, 2010, the US dollar-denominated Notes (hedged item) have generated foreign currency exchange differences; consequently, a loss of $29 was reclassified to financial results under “Gain (loss) on derivatives”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Personal entered into several contracts to purchase foreign currency which main characteristics at June 30, 2010, are the following:

Currency	Amount (in million)	Average exchange rate	Date	Expiring date	Book value at June 30, 2010 (liabilities)
US$	179.2	4.3122 $/US$	September 2009/January 2010	December 2010	(*)(27)

(*)	Included in Current debt, of which $(5) corresponds to related parties - see Note 7.e -.

b) NDF contracts to purchase foreign currency for accounts payable

When entering into these NDF contracts, the management objective was to reduce its exposure to foreign currency fluctuations and denominate its accounts payable in Argentine pesos. At June 30, 2010, Personal entered into several NDF contracts amounting to US$22.7 million (maturing July through December 2010). However, as the terms of the NDF do not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective.

For the six-month period ended June 30, 2010, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $3 with counterpart under “Accounts payable”.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the six-month periods ended June 30, 2010 and 2009 are shown in Note 16.h. under the caption “Advertising”.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of June 30, 2010	As of December 31, 2009
Cash	$8	$12
Banks	56	50

	$64	$62

(b) Investments

Investments consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Time deposits (Note 16.d)	$1,066	$1,075
Mutual funds (Note 16.c)	46	120
Related parties (Note 7.e)	15	32
Government bonds (Note 16.c)	2	—

	$1,129	$1,227

Non current
Government bonds (Note 16.c)	$1	$—
2003 Telecommunications Fund	1	1

	$2	$1

(c) Accounts receivable

Accounts receivable consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Voice, data and Internet	$602	$621
Wireless (i)	689	676
Wireless – related parties (Note 7.e)	2	10

Subtotal	1,293	1,307
Allowance for doubtful accounts (Note 16.e)	(154)	(144)

	$1,139	$1,163

(i)	Includes $22 as of June 30, 2010 and $19 as of December 31, 2009 corresponding to Núcleo’s receivables.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(d) Other receivables

Other receivables consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Prepaid expenses	$106	$80
SU credits (Note 2.d)	87	66
Tax credits	51	60
Restricted funds	12	10
Income tax credits (Note 10)	2	—
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	—	4
Derivatives (Note 4.s)	—	1
Other	36	36

Subtotal	294	257
Allowance for doubtful accounts (Note 16.e)	(12)	(12)
Allowance for income tax credits (Note 16.e)	(1)	—
Regulatory contingencies (Notes 2 g and i and 16.e)	—	(4)

	$281	$241

Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$90	$87
Prepaid expenses	30	19
Restricted funds	24	24
Other tax credits	17	21
Credit on minimum presumed income tax	6	7
Deferred income tax (Note 10)	2	—
Other	8	12

Subtotal	177	170
Regulatory contingencies (Notes 2 g and i and 16.e)	(90)	(75)
Allowance for doubtful accounts (Note 16.e)	(17)	(21)

	$70	$74

(e) Inventories

Inventories consist of the following:

	As of June 30, 2010	As of December 31, 2009
Wireless handsets and equipment (Note 16.f)	$364	$264
Allowance for obsolescence (Note 16.e)	(20)	(21)

	$344	$243

(f) Other assets

Other assets consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Fixed assets held for sale	$8	$8
Allowance for other assets (Note 16.e)	(1)	(1)

	$7	$7

Non current
Fixed assets held for sale	$7	$6
Allowance for other assets (Note 16.e)	(3)	(3)

	$4	$3

(g) Fixed assets

Fixed assets consist of the following:

	As of June 30, 2010	As of December 31, 2009
Non current
Net carrying value (Note 16.a)	$6,940	$6,864
Write-off of materials (Note 16.e)	(21)	(25)

	$6,919	$6,839

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(h) Accounts payable

Accounts payable consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Fixed assets suppliers	$840	$1,053
Other assets and services suppliers	759	690
Inventories suppliers	280	246

Subtotal	1,879	1,989
Deferred revenues	148	135
Related parties (Note 7.e)	40	32
Agent commissions	28	45
SU reimbursement (Note 2.d)	11	11

	$2,106	$2,212

Non current
Fixed assets suppliers – Related parties (Note 7.e)	$20	$24

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Vacation, bonuses and social security payable	$238	$264
Termination benefits	34	36

	$272	$300

Non current

Termination benefits	$76	$82

(j) Taxes payable

Taxes payable consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Income tax, net (Note 10)	$335	$431
Tax on SU (Note 2.d)	178	155
VAT, net	87	33
Regulatory fees	30	24
Internal taxes	29	43
Turnover tax	25	25
Municipal taxes	8	12
Other	42	46

	$734	$769

Non current (Note 10)
Deferred tax liabilities	$165	$199
Law No. 26,476 Tax Regularization Regime	12	13

	$177	$212

(k) Other liabilities

Other liabilities consist of the following:

	As of June 30, 2010	As of December 31, 2009
Current
Deferred revenue on sale of capacity and related services	$24	$12
Guarantees received	16	16
Customer loyalty programs	7	5
Legal fee	6	—
Court fee	3	3
Other	15	16

	$71	$52

Non current
Deferred revenue on sale of capacity and related services	$102	$112
Asset retirement obligations	47	44
Retirement benefits	12	11
Legal fee	6	11
Court fee	6	7
Customer loyalty programs	1	1

	$174	$186

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(l) Net sales

Net sales consist of the following:

	Six-month periods ended June 30,
	2010	2009
Voice	$1,420	$1,377
Internet	644	486
Data	158	127

Voice, data and Internet	2,222	1,990

Prepaid and post-paid	1,506	1,334
Roaming, TLRD and CPP	1,449	1,048
Value added services	824	794
Sale of handsets	423	345
Other	77	53

Wireless in Argentina	4,279	3,574

Prepaid and post-paid	92	88
Roaming, TLRD and CPP	79	57
Value added services	26	27
Internet-Wimax	8	9
Sale of handsets	2	3
Other	9	6

Wireless in Paraguay	216	190

Total net sales	$6,717	$5,754

(m) Gain on equity investees

Gain on equity investees consist of the following:

	Six-month periods ended June 30,
	2010	2009
Foreign currency translation adjustment realized on capital reimbursement of Núcleo	$—	$13

(n) Financial results, net

Financial results, net consist of the following:

	Six-month periods ended June 30,
	2010	2009
Generated by assets
Interest income	$72	$58
Related parties (Note 7.e)	2	3
Foreign currency exchange gain	21	91
Holding gain (loss) on inventories (Note 16.f)	(5)	11
Other	—	2

Total generated by assets	$90	$165

Generated by liabilities
Interest expense	$(41)	$(101)
Less capitalized interest on fixed assets	—	10
Gain on discounting of debt	(3)	22
Foreign currency exchange loss	(55)	(242)
Loss on derivatives	(25)	(7)
Loss on derivatives – related parties (Note 7.e)	(7)	1
Loss on purchase of Notes	(2)	1
Other	(3)	—

Total generated by liabilities	$(136)	$(316)

	$(46)	$(151)

(o) Other expenses, net

Other expenses, net consist of the following:

	Six-month periods ended June 30,
	2010	2009
Provision for contingencies (Note 16.e)	$(80)	$(63)
Net reversal of provisions related to Law No. 26,476 Tax Regularization Regime	—	36
Severance payments and termination benefits	(36)	(32)
Allowance for obsolescence of inventories (Note 16.e)	(15)	(9)
Provision for regulatory contingencies (Note 16.e)	(11)	(4)
Allowance for doubtful accounts and other assets (Note 16.e)	4	(1)
Gain on sale of fixed assets and other assets	2	4
Allowance for obsolescence of materials (Note 16.e)	3	(1)
Other, net	10	(2)

	$(123)	$(72)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows:

	As of June 30,		As of December 31,
	2010	2009	2009	2008
Cash and banks	$64	$33	$62	$36
Current investments	1,129	1,684	1,227	1,089

Total as per balance sheet	$1,193	$1,717	$1,289	$1,125
Less:
Items not considered cash and cash equivalents
- Related parties	—	—	(16)	—
- Government bonds.	(2)	(246)	—	(223)

Total cash and cash equivalents as shown in the statement of cash flows	$1,191	$1,471	$1,273	$902

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Six-month periods ended June 30,
	2010	2009
Foreign currency exchange gain on cash and cash equivalents	$16	$62
Interest income generated by current investments	45	37
Interest income generated by accounts receivable	28	24
Payment on swap settlement	(4)	(1)

Subtotal (originated in financial transactions)	85	122
Income tax paid	(633)	(431)
Other cash flows provided by operating activities	2,115	1,659

Total cash flows provided by operating activities	$1,567	$1,350

Income taxes eliminated from operating activities components:

	Six-month periods ended June 30,
	2010	2009
Reversal of income tax included in the statement of income	$502	$394
Income taxes paid (includes payments in advance)	(633)	(431)

Total income taxes eliminated from operating activities	$(131)	$(37)

Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2010	2009
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$1	$(18)
Trade accounts receivable	(41)	(90)
Other receivables	(47)	(12)
Inventories	(123)	5

	$(210)	$(115)

Net (decrease) increase in liabilities
Accounts payable	$85	$(61)
Salaries and social benefits payable	(34)	(23)
Taxes payable	60	(44)
Other liabilities	6	14
Contingencies	(10)	(9)

	$107	$(123)

•	Main non-cash operating transactions:

	Six-month periods ended June 30,
	2010	2009
Dividends payable	$364	$—
Government bonds	3	—
Derivatives	—	13
Credit on minimum presumed income tax offset with income taxes	—	7
Credit on income tax from cash dividends paid by foreign companies	—	4
Legal fee from Tax Regularization Regime	—	14
Capital reimbursement of Núcleo	—	6
Foreign currency translation adjustments in assets	—	27
Foreign currency translation adjustments in liabilities	—	9

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information (continued)

•	Most significant investing activities:

Fixed assets acquisitions include:

	Six-month periods ended June 30,
	2010	2009
Acquisition of fixed assets (Note 16.a)	$(746)	$(615)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(803)	(633)
Less:
Acquisition of fixed assets through incurrence of accounts payable	621	484
Capitalized interest on fixed assets	—	10
Wireless handsets lent to customers at no cost (i)	2	5

	$(926)	$(749)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Six-month periods ended June 30,
	2010	2009
Acquisition of intangible assets (Note 16.b)	$—	$—
Plus:
Cancellation of accounts payable used in prior years acquisitions	(14)	(7)

	$(14)	$(7)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Six-month periods ended June 30,
	2010	2009
Loan to Nortel	$15	$(6)
Acquisition of Government bonds	—	(8)

Total cash flows used in investments not considered as cash equivalents	$15	$(14)

•	Financing activities components:

	Six-month periods ended June 30,
	2010	2009
Bank overdrafts	$34	$218
Debt proceeds	64	66
Payment of Notes	(24)	(172)
Payment of bank loans	(76)	(40)
Payment of interest on Notes	(32)	(75)
Payment of interest on bank loans	(6)	(4)
Cash dividends paid	(689)	(14)

Total financing activities components	$(729)	$(21)

The Annual General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010 approved a cash dividend distribution in the amount of $1,053 payable in two installments: the first was paid on May 5, 2010, amounting to $689 (equivalent to $0.70 per share) and the second will be paid on December 20, 2010, for the balance of $364 (equivalent to $0.37 per share), of which $200 corresponds to Nortel (Note 7.e).

7 – Related party transactions

(a) Controlling group

As of June 30, 2010, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina.

Nortel’s ordinary shares (67.79% of the capital stock) are owned by Sofora Telecomunicaciones S.A. (“Sofora”). As of June 30, 2010, Sofora’ s shares are owned by the Telecom Italia Group (50%) and by W de Argentina – Inversiones S.L. (50%).

In connection with these transactions, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel, Telecom and its subsidiaries was executed.

The Telecom Italia Group is the operator of Telecom Argentina.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

(b) Call options acquired by Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired, for an aggregate purchase price of US$60 million, two call options on W de Argentina – Inversiones S.L.’ entire interest in Sofora (jointly, “the Telecom Italia International N.V. Options”). The Telecom Italia International N.V. Options are: (i) a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and (ii) a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

According to SC Note No. 1,004/08, dated June 26, 2008 and to SC Note No. 2,573/08, dated December 30, 2008, the exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC.

Additionally, the Argentine Antitrust Commission (or the “CNDC”) Resolution No. 123/08 resolved that until the CNDC issues its decision in the matter of Telecom Italia International N.V. Options, as provided by Law No. 25,156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to those purchase options”.

The Telecom Italia Group filed an appeal against CNDC Resolution No. 123/08. On April 16, 2010, the Argentine Supreme Court ordered the transfer of the matter to the Chamber A of the National Chamber of Economic Criminal Appeals (the “CNAPE”).

On June 17, 2010, Chamber A of the CNAPE annulled CNDC Resolution No. 123/08, ruling that the CNDC had no authority to issue the measures ordered therein. The Argentine Government filed an extraordinary federal appeal against said ruling. As of the date of issuance of these consolidated financial statements such appeal has not been resolved. In addition, as mentioned below, the validity and full effect of the Telecom Italia International N.V. Options had been discussed at court.

On March 26, 2009, the First National Court of Appeals for Federal Administrative Litigious Matters issued a precautionary measure declaring the suspension of the exercise of Telecom Italia International N.V.’s rights set forth in the purchase option contract, upon request of the company Grupo Dracma S.A., presided by Mr. Adrián Werthein, and W de Argentina- Inversiones S.L. This suspension will be effective until the SC renders a final decision regarding the validity of the legal effects in Argentina of the Transaction described in d) below, or, alternatively, when a final decision is rendered regarding the underlying matter for which the precautionary measure was issued, whichever occurs first. Telecom Italia International N.V. filed a special federal appeal against said precautionary measure, and upon its rejection, filed an appeal with Argentina’s Supreme Court of Justice. The matter is still pending before Argentina’s Supreme Court of Justice.

Telecom Argentina has been informed that W de Argentina – Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Commercial Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. Within this legal proceeding, the court ordered the registration of the information regarding such trial in the stock ledger of Sofora, pursuant to Section 229 of the National Civil and Commercial Procedural Code. Following the court’s determination that the rights of the claimant were credible, in a resolution not appealed by Telecom Italia International N.V., the precautionary measure was finished -without prejudice to the continuation of the trial- in response to the claimant’s request, which alleged that there was no further practical benefit in maintaining its effects. As of the date of issuance of these consolidated financial statements, resolution of the complaint is still pending.

Notwithstanding the above, it is important to mention that the CNDC and the Secretary of Internal Commerce (“the SCI”) resolutions relating to the compulsory divestiture of certain assets of the Telecom Italia Group (SCI No. 483/2009 y No. 3/2010), including the Telecom Italia International N.V. Options, were annulled by Chamber A of the CNAPE. Such annulment was based on formal aspects of the resolutions; the CNAPE did not rule on the substance of the resolutions nor on the SCI’ conclusion that a change of control had occurred in the Telecom Italia Group. In compliance with such ruling, SCI Resolutions No. 483/2009 y No. 3/2010 were repealed, it was administratively confirmed that an economic concentration had occurred, a new summary procedure by the CNDC was ordered, and the proceedings are currently in progress.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

In addition, it is relevant to mention that the precautionary measure issued by Court No. 6 on August 26, 2009, and confirmed by Chamber III of the National Federal Court of Appeals in Contentious Administrative Federal Matters on November 6, 2009, which was enforced following the additional measures adopted by Court No. 6 on March 8, 2010 for that purpose, is currently in full force and effect. The Telecom Italia Group, the Telecom Group and the directors who were suspended by such measure filed various extraordinary appeals against the confirming resolution of the National Federal Court of Appeals in Contentious Administrative Federal Matters, and such appeals were partially granted (without suspending the precautionary measures), and are currently under consideration of the Argentine Supreme Court.

(c) Related parties

Related parties (as described in FACPCE RT 21) are those legal entities or individuals which are related to the indirect shareholders of the Company.

However, under FACPCE RT 21, Telefónica, S.A. (of Spain) and Telefónica de Argentina S.A. are not considered to be related parties.

(d) Changes in the equity stocks of the indirect shareholders of Telecom Italia S.p.A.

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefonica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Transaction”)”. In accordance with the last public statement available (Telecom Italia S.p.A.’s financial statements as of December 31, 2009), Telco S.p.A. currently owns 22.45% of Telecom Italia S.p.A.’s voting shares.

After the Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Telecom and its subsidiaries.

The Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”) and the existing regulatory framework.

Consequently, the Transaction required the intervention of various administrative bodies whose decisions have been subject to various presentations and complaints before administrative and judicial courts. Additionally, several judicial actions have been filed.

Additional information on this matter is given in the 2009 Annual Report, which was approved on March 11, 2010. The relevant events occurred since the issuance of this Annual Report are detailed below.

On March 11, 2010, Chamber II of the Civil and Commercial Federal Court of Appeals issued a resolution denying a precautionary measure requested by Telecom Italia S.p.A. to suspend the March 8, 2010 resolution issued by Court No. 6.

On March 18, 2010, the CNDC issued Resolution No. 38/10, deciding inter alia, to grant the appeals filed against CNDC Resolution No. 30/10, form an ancillary appeal and elevate this case to Chamber A of the CNAPE. On May 6, 2010, Chamber A of the CNAPE resolved that the Ministry of Economy and Public Finance Resolution No. 82/10, the Secretary of Economic Policy Resolution No. 14/10 and CNDC Resolution No. 30/10 are not subject to appeal.

On April 19, 2010, the Commercial Court of First Instance No. 26, Secretariat No. 51 notified Personal that it had sustained a precautionary measure and suspended consideration of items 4, 8, 9 and 10 of the agenda at Annual General Ordinary Shareholders’ Meeting of Personal scheduled for April 20, 2010.

On April 20, 2010, the Annual General Ordinary Shareholders’ Meeting of Personal was held and the provisions of the aforementioned precautionary measure were complied.

Therefore, on April 20, 2010, the Commercial Court of First Instance No. 26, also notified Telecom Argentina that it had sustained a precautionary measure and suspended consideration of items 7, 11, 12, 13 and 21 of the agenda at Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom scheduled for April 28, 2010.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

The suspended items from Telecom Argentina’s agenda are as follows:

7) “Consideration of Board of Directors’ and Supervisory Committee’s performance from April 29, 2008 to the date of the Shareholders’ Meeting.”

11) “Determination of the number of directors and alternate directors for the twenty-second fiscal year (“Fiscal Year 2010”).”

12) “Election of directors and alternate directors for Fiscal Year 2010”

13) “Determination of the number of members and alternate members of the Supervisory Committee for Fiscal Year 2010 and their election.”

21) “Modification of the disapproval of Gerardo Werthein’s performance during the nineteenth fiscal year.”

On April 28, 2010, the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom was held and the provisions of the aforementioned precautionary measure were complied.

Telecom and Personal have appealed the precautionary measures issued by Commercial Court of First Instance No. 26 , and have recused the judge in charge of said Court. As a result, the case was transferred to a new Court, but the claimant recused the judge in charge of the latter. The case is currently in charge of Commercial Court of First Instance No. 21, Secretariat No. 42. On July 6, 2010, Chamber A of the National Chamber of Commercial Appeals declared that the above mentioned appeals have become moot.

In May and July 2010, Messrs. Jorge L. Pérez Alati and Jorge A. Firpo initiated two procedures of private mediation as part of legal actions seeking a declaratory judgment nullifying certain decisions adopted by Telecom Argentina and Personal’s Boards of Directors from March to June 2010. These decisions refer, among others, to (i) instructions given for the appointment of directors and members of the Supervisory Committee of subsidiaries directly and/or indirectly controlled by Telecom; (ii) amendments to the Internal Authorization Regime of the Telecom Group; (iii) treatment of sensitive information. Both mediation procedures were finished without agreement among the parties. Telecom and Personal were notified of the filing of one of the above mentioned legal actions and requested its rejection.

On June 17, 2010, Chamber A of the National Chamber of Economic Criminal Appeals (the “CNAPE”) annulled CNDC Resolution No. 44/09, by virtue of which, among other things, the CNDC notified that “(i) Telecom Italia S.p.A. and Telecom Italia International N.V., (ii) the attorneys-in-fact, officers and directors of Telecom Italia S.p.A., Telecom Italia International N.V. and their direct and indirect shareholders, and (iii) the directors and members of the Supervisory Committee appointed at the request of Telecom Italia S.p.A. and Telecom Italia International N.V. at Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A., Micro Sistemas S.A. and Cubecorp Argentina S.A. should have refrained and shall refrain from making any decisions which involved or may involve in the future, directly or indirectly, the exercise of political rights –exclusively- , or decide or issue instructions for the exercise of political rights, including those arising from shareholders agreements in Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A., Micro Sistemas S.A. and Cubecorp Argentina S.A.”. The Argentine Government filed an extraordinary federal appeal against the above mentioned decision . As of the date of issuance of these consolidated financial statements said appeal has not been resolved.

On the same date, the CNAPE also ruled that: (i) the appeals against Section 1 of CNDC Resolution No. 4/09, ordering Pirelli & C. S.p.A. and Sintonia S.A. as “Sellers” and Telefónica, S.A. (de España), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A., as “Purchasers”, to notify to the applicable governmental authorities certain transactions considered to be of economic concentration, had been wrongly admitted; and (ii) CNDC Resolution No. 4/09 was null regarding the order to abstain from exercising certain rights.

Additional information on the Transaction and its consequences can be reviewed at www.cnv.gov.ar (section “Autopista de Información Financiera”) and at www.sec.gov.

(e) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

The following is a summary of the balances and transactions with related parties as of June 30, 2010 and December 31, 2009 and for the six-month periods ended June 30, 2010 and 2009:

	As of June 30, 2010	As of December 31, 2009
Investments
Nortel (Note 16.d)	$—	$16
Standard Bank S.A. (Note 16.d) (a)	15	—
Standard Bank S.A. (Note 16.c) (a)	—	16

	$15	$32

Accounts receivable
Standard Bank S.A. (a)	$2	$5
TIM Celular S.A. (b)	—	3
Telecom Italia S.p.A. (b)	—	2

	$2	$10

Current accounts payable:
Latin American Nautilus Ltd. (b)	$17	$—
Latin American Nautilus USA Inc. (b)	8	5
Telecom Italia Sparkle S.p.A. (b)	6	18
Etec S.A. (b)	2	2
TIM Celular S.A. (b)	1	—
Latin American Nautilus Argentina S.A. (b)	1	2
Telecom Italia S.p.A. (b)	—	3
Standard Bank S.A. (a)	1	—
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	3	2
Caja de Seguros S.A. (a)	1	—

	$40	$32

Current debt
Standard Bank S.A. – Derivatives (a)	$5	$3

	$5	$3

Dividends payable
Nortel	$200	$—

	$200	$—

Non-current accounts payable:
Latin American Nautilus Ltd. (b)	$19	$—
Latin American Nautilus Argentina S.A. (b)	1	2
Telecom Italia Sparkle S.p.A. (b)	—	22

	$20	$24

	Transaction description	Six-month periods ended June 30,
		2010	2009
Services rendered:
Telecom Italia Sparkle S.p.A. (b)	International inbound calls and roaming	$11	$6
TIM Celular S.A. (b)	Roaming	8	6
Telecom Italia S.p.A. (b)	Roaming	—	4
Standard Bank S.A. (a)	Others	6	3
Standard Bank S.A. (a)	Interest	1	2
Caja de Seguros S.A. (a)	Others	2	—
Nortel	Interest	1	1

Total services rendered		$29	$22

Services received:
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and data transmission	$(28)	$(31)
Latin American Nautilus Ltd. (b)	International outbound calls and data transmission	(18)	—
Telecom Italia S.p.A. (b)	Fees for services and roaming	(7)	(12)
Etec S.A. (b)	International outbound calls	(5)	(4)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(6)	(4)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	(3)	(2)
Latin American Nautilus USA Inc. (b)	International outbound calls	(2)	(3)
Standard Bank S.A. (a)	Gain (loss) on derivatives	(7)	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(10)	(5)
Caja de Seguros S.A. (a)	Insurance	(4)	(1)
La Estrella Compañía de Seguros S.A. (a)	Insurance	(1)	(1)

Total services received		$(91)	$(62)

Purchases of fixed assets/intangible assets:
Telecom Italia S.p.A. (b)		$—	$1

Total fixed assets and intangible assets		$—	$1

(a)	Such companies relate to W de Argentina – Inversiones S.L.

(b)	Such companies relate to Telecom Italia Group.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(f) Merger of Cubecorp

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98. With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved a Preliminary Agreement of Merger, by which Telecom would merge Cubecorp, effective January 1st, 2009.

In March 2009, the Board of Directors of Cubecorp and Telecom approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and the Company), being the Company the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the Buenos Aires Stock Exchange’s (“the BCBA”) Daily Bulletin and in the CNV’s website (www.cnv.gov.ar, section “Autopista de Información Financiera”).

The Extraordinary Shareholders’ Meeting of Cubecorp held on March 19, 2009, and the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom held on April 28, 2010 approved the merger, the corresponding financial statements and, in the case of the Meeting of Cubecorp, the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. Additionally, the Final Merger Agreement with Cubecorp was authorized, effective January 1st, 2009. The period specified in the Law No. 19,550 section 83 was completed and the Final Merger Agreement was granted on June 2, 2010. On June 7, 2010, the process of registration of the merger with the CNV began, whose Board of Directors, on June 24, 2010, decided to hold the proceeding until the CNDC authorizes the acquisition of shares of Cubecorp by Telecom. The unification of the activities had effect since January 1st, 2009, when the Company assumed the rendering of Cubecorp’s services.

The relevance of the merger in the shareholders’ equity, in accordance with the results of the Merger Special Consolidated Balance Sheet of Cubecorp and Telecom prepared as of December 31, 2008, with effect as from the first hour of January 1st, 2009, was the following:

	Telecom	Cubecorp	Elimination	Merged balance sheet
Current assets	1,141	10	(6)	1,145
Non-current investments – Cubecorp	64	—	(64)	—
Other non-current assets	5,888	69	—	5,957

Total assets	7,093	79	(70)	7,102

Current liabilities	2,391	5	(6)	2,390
Non-current liabilities	682	10	—	692

Total liabilities	3,073	15	(6)	3,082
Shareholders’ equity	4,020	64	(64)	4,020

Total liabilities and shareholders’ equity	7,093	79	(70)	7,102

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt

8.1. Short-term and long-term debt

As of June 30, 2010 and December 31, 2009, the Company’s short-term and long-term debt comprises the following:

	As of June 30, 2010	As of December 31, 2009
Short-term debt:
- Principal:
Notes	$686	$686
Issue discount and underwriting fees	(1)	(1)
Bank loans	63	72
Bank overdrafts	15	—

Subtotal	763	757
- Accrued interest	4	3
- Derivatives	27	3

Total short-term debt	$794	$763

Long-term debt:
- Principal:
Bank loans	$74	$58

Total long-term debt	$74	$58

Total debt	$868	$821

The following table segregates the Telecom Group’s debt by company as of June 30, 2010:

	Personal	Núcleo	Consolidated as of June 30, 2010	Consolidated as of December 31, 2009
• Principal	685	152	837	815
• Accrued interest	2	2	4	3

Subtotal	687	154	841	818
• Derivatives	27	—	27	3

Total debt	714	154	868	821

• Short-term debt	714	80	794	763
• Long-term debt	—	74	74	58

8.2. Restructured debt of the subsidiaries

(a) Personal

1. Notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
June 30, 2010	B-	AA	B	AA-

During 2010, Personal purchased Notes pursuant to market purchase transactions amounting to $24, acquiring an aggregate principal nominal amount of US$ 5.85 million of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures.

The following table shows the outstanding series of Notes as of June 30, 2010:

	Nominal value (in millions)		Outstanding nominal value (in millions)		Term in years	Maturity date	Annual rate %	Book value as of June 30, 2010 (in millions of $)				Fair value as of June 30, 2010
Series								Principal	Accrued interest	Issue discount and underwriting fees	Total
3	US$	240	US$	174	5	December 2010	9.25	686	2	(1)	687	704

Total								686	2	(1)	687	704

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

2. Covenants

The terms and conditions of Personal’s Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

3. Negative covenants

The terms and conditions of Personal’s Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

4. Events of default

The terms and conditions of Personal’s Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

(b) Núcleo

Bank loans

The following table shows the outstanding loans with banks with operations in Paraguay and the main terms as of June 30, 2010:

Nominal value (in million of Guaraníes)	Amortization term	Book value (in million of $)
		Current	Non-current
62,800	5 years	15	37
40,000	4 years	1	32
20,160	2 years	15	2
15,210	2 years	9	3
28,000	1 year	23	—

166,170		63	74

The average annual rate of these loans is 8.88% in Guaraníes.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kind of operations.

Bank overdrafts

At June 30, 2010, Núcleo has bank overdrafts amounting to $15 (equivalent to Guaraníes 18,576 million).

9 – Shareholders’ equity

(a) Common stock

At June 30, 2010, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). When a company uses the legal reserve to absorb accumulated losses, it will not be able to distribute dividends until it restores the legal reserve.

Telecom’s Annual General and Extraordinary Shareholders’ Meeting held on April 28, 2010, approved the restoring of the legal reserve that has been absorbed, in order to be able to distribute dividends.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. From the total shares eligible for conversion approved by the Shareholders’ Meetings, 4,496,971 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

41,418,562 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

In October 2009, the comptroller of the PPP, who was timely appointed by the National Court of Federal Civil and Commercial No.10, informed to Telecom that he intends to obtain the release of the injunctions affecting part of the shares included in the Fund of Guarantee and Repurchase, for the purpose of allowing the cancellation of the balance belonging to former employees who had transferred their shares to the Fund. In accordance with the comptroller, on June 24, 2010, Telecom Argentina received a letter from the National Civil and Commercial Court of First Instance No. 10, Secretariat No. 20, recorded in file “Arévalo, Pedro Diego y otros c / Fondo de Garantía y Recompra PPP de Telecom Argentina s/ División de condominio”, which orders to Telecom’s Board of Directors the conversion of 4,000,000 Class “C” shares into Class “B” shares. The Board of Directors of the Company resolved to comply with the order of the Court and decided to implement a fourth phase of conversion which began on July  2, 2010, and was not completed yet.

10. Income tax

As describe in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable as of June 30, 2010, and December 31, 2009, consists of the following:

	Income tax payable as of June 30, 2010				Income tax receivable as of June 30, 2010 Núcleo	Income tax payable as of December 31, 2009
	Telecom	Personal	Telecom USA	Total
Income tax provision	$238	$301	$—	$539	$2	$797
Credit on minimum presumed income tax	—	—	—	—	—	(23)
Payments in advance of income taxes	(77)	(130)	—	(207)	(4)	(346)
Allowance for income tax credits	—	—		—	1	—
Law No. 26,476 Tax Regularization Regime	3	—	—	3	—	3

Current Income tax payable (receivable)	164	171	—	335	(1)	431
Law No. 26,476 Tax Regularization Regime	12	—	—	12	—	13
Non current net deferred tax liabilities	141	22	2	165	(2)	199

Non-current Income tax payable (receivable)	153	22	2	177	(2)	212

Total Income tax liabilities (assets)	$317	$193	$2	$512	$(3)	$643

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Deferred tax liabilities as of June 30, 2010				Deferred tax assets as of June 30, 2010 Núcleo	Deferred tax liabilities as of December 31, 2009
	Telecom	Personal	Telecom USA	Total
Tax loss carryforwards	$—	$1	$—	$1	$—	$1
Allowance for doubtful accounts	21	29	—	50	1	55
Provision for contingencies	162	50	—	212	—	184
Inventories	—	18	—	18	—	20
Other deferred tax assets	77	—	—	77	5	73

Total deferred tax assets	260	98	—	358	6	333

Fixed assets	(62)	(94)	(2)	(158)	—	(142)
Inflation adjustments (i)	(339)	(12)	—	(351)	(4)	(377)

Total deferred tax liabilities	(401)	(106)	(2)	(509)	(4)	(519)

Subtotal deferred tax (liabilities) assets	(141)	(8)	(2)	(151)	2	(186)
- Valuation allowance (Note 16.e)	—	(14)	—	(14)	—	(13)

Net deferred tax (liabilities) assets as of June 30, 2010	$(141)	$(22)	$(2)	$(165)	$2

Net deferred tax liabilities as of December 31, 2009	$(187)	$(10)	$(2)	$(199)		$(199)

(i)	Mainly related to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax (continued)

As of June 30, 2010, the Company has accumulated an operating tax loss carryforward of $1 which expiration year is 2011.

Income tax benefit (expense) for the six-month periods ended June 30, 2010 and 2009 consists of the following:

	Six-month period ended June 30, 2010
	Telecom	Personal	Núcleo	Telecom USA	Total
Current tax expense	$(240)	$(294)	$(2)	$—	$(536)
Deferred tax benefit	45	(11)	2	—	36
Valuation allowance (Note 16.e)	—	(1)	—	—	(1)
Allowance for income tax credits (Note 16.e)	—	—	(1)	—	(1)

Income tax expense	$(195)	$(306)	$(1)	$—	$(502)

	Six-month period ended June 30, 2009
	Telecom	Personal	Núcleo	Telecom USA	Total
Current tax expense	$(175)	$(253)	$(3)	$—	$(431)
Deferred tax benefit (expense)	18	20	1	(1)	38
Valuation allowance (Note 16.e)	—	(1)	—	—	(1)

Income tax expense	$(157)	$(234)	$(2)	$(1)	$(394)

Income tax benefit (expense) for the six-month periods ended June 30, 2010 and 2009 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$1,903	$11	$1,914
Non taxable items – Gain on equity investees	(542)	—	(542)
Non taxable items – Other	(1)	(9)	(10)

Subtotal	1,360	2	1,362
Statutory income tax rate	35%	(* )

Income tax expense at statutory tax rate	(476)	—	(476)
Change in deferred assets and liabilities	(24)	—	(24)
Change in valuation allowance (Note 16.e)	(1)	(1)	(2)

Income tax expense as of June 30, 2010	$(501)	$(1)	$(502)

Pre-tax income on a separate return basis	$1,535	$17	$1,552
Non taxable items – Gain on equity investees	(464)	—	(464)
Non taxable items – Other	15	—	15

Subtotal	1,086	17	1,103
Statutory income tax rate	35%	(* )

Income tax expense at statutory tax rate	(380)	(3)	(383)
Change in deferred assets and liabilities	12	—	12
Law No. 26,476 Tax Regularization Regime	(19)	—	(19)
Additional income tax from cash dividends paid by foreign companies	(3)	—	(3)
Change in valuation allowance (Note 16.e)	(1)	—	(1)

Income tax expense as of June 30, 2009	$(391)	$(3)	$(394)

(*)	The statutory tax rate in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends, in the USA the effective tax rate was 34% and in Uruguay the statutory tax rate was 25%.

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $1,734 as of June 30, 2010, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) below.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(c) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

•	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(d) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of reserves relating to these contingencies, the Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of June 30, 2010, the Company has established reserves in an aggregate amount of $607 to cover potential losses under these claims ($90 for regulatory contingencies deducted from assets and $517 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2010, these restricted funds totaled $36 (included in the caption “Other receivables”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Below is a summary of the most significant claims and legal actions for which reserves have been established:

✓ Profit sharing bonds

In August 2008, the Supreme Court of Justice, when resolving a case against Telefonica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought, mainly by former employees of the Company against the National Government and the Company, requesting that Decree No. 395/92 – which expressly exempted the Company from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought – relying on arguments made by each case’s respective prosecutors – pointing that such rule was valid and constitutional. However, and based on the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

In order to defend its rights, the Company filed various appeals against these unfavorable decisions, and although said decisions have not been reviewed by the National Supreme Court of Justice, it should be noted that the abovementioned ruling of the Supreme Court on the case against Telefonica has created a judicial precedent that, in the opinion of the legal counsel of the Company, increases the probability that the Company has to face certain contingencies as a result of an adverse ruling, notwithstanding the right of reimbursement that attends Telecom against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percentage of profit sharing, statue of limitation, distribution method between the beneficiaries of the program).

As of June 30, 2010, the management of the Company, with the aid of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with this claim, having considered the legal background up to the date of issuance of these consolidated financial statements.

✓ Wage differences by food vouchers and non-remunerative lump sum

The Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative lump sum” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement.

In this regard, the Supreme Court of Justice has recognized in a recent ruling that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at June 30, 2010, the Management of the Company, with the aid of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of the Company, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of June 30, 2010, total claims in these labor lawsuits amounted to $9.

Tax matters

In December 2001, the AFIP made an additional income tax claim on the amortization period utilized by Telintar to depreciate its optic fiber network in submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the above paragraph, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina and Telefonica appealed this judgment before the corresponding Federal Court. In June 2009, the Court revoked the ruling of the Fiscal Court and nullified the tax assessment that had been appealed. The Tax Authority has filed an appeal before the National Supreme Court of Justice.

The management of the Company together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments and that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Fiscal Tribunal. The AFIP’s claim is contrary to certain jurisprudential precedents by the National Fiscal Tribunal. Consequently, Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is completed.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of turnover tax for the city of Buenos Aires.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase tariffs by reference to the U.S. consumer price index. However, the Public Emergency Law and the reformation of the exchange regime have had an analogous result to that proposed by the precautionary measure, by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. A decision of the Court of Appeals is still pending.

Additionally, upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction revoking the licenses granted to telecommunication service providers and termination of the exclusivity period. This case is currently in a preliminary stage.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is ready for sentence, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this proceeding, or reasonably estimate a range of possible loss given the current status of the litigation.

12. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom USA
Micro Sistemas (i)

Wireless	Personal
Núcleo
Springville (i)

(i)	Dormant entity at June 30, 2010 and 2009.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the six-month periods ended June 30, 2010 and 2009, more than 96% of the Company’s revenues were from sales generated in Argentina. More than 93% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Segment information (continued)

For the six-month period ended June 30, 2010

☐	Income statement information

	Voice, data and Internet	Wireless			Total
	(a)	Personal	Núcleo	Subtotal
Services	2,200	3,856	214	4,070	6,270
Equipment sales	22	423	2	425	447

Net sales	2,222	4,279	216	4,495	6,717
Salaries and social security	(634)	(191)	(19)	(210)	(844)
Taxes	(142)	(422)	(8)	(430)	(572)
Maintenance, materials and supplies	(213)	(93)	(13)	(106)	(319)
Bad debt expense	(14)	(47)	(2)	(49)	(63)
Interconnection costs	(95)	—	—	—	(95)
Cost of international outbound calls	(70)	—	—	—	(70)
Lease of circuits	(45)	(15)	(11)	(26)	(71)
Fees for services	(107)	(157)	(10)	(167)	(274)
Advertising	(53)	(110)	(16)	(126)	(179)
Agent commissions and distribution of prepaid cards commissions	(27)	(424)	(16)	(440)	(467)
Other commissions	(31)	(71)	(4)	(75)	(106)
Roaming	—	(100)	(3)	(103)	(103)
Charges for TLRD	—	(319)	(22)	(341)	(341)
Cost of sales	(20)	(630)	(12)	(642)	(662)
Others	(182)	(190)	(15)	(205)	(387)

Operating income before depreciation and amortization	589	1,510	65	1,575	2,164
Depreciation of fixed assets and amortization of intangible assets	(345)	(235)	(45)	(280)	(625)

Operating income	244	1,275	20	1,295	1,539
Financial results, net	31	(69)	(8)	(77)	(46)
Other expenses, net	(82)	(41)	—	(41)	(123)

Net income before income tax and noncontrolling interest	193	1,165	12	1,177	1,370
Income tax expense, net	(195)	(306)	(1)	(307)	(502)
Noncontrolling interest	—	—	(3)	(3)	(3)

Net (loss) income	(2)	859	8	867	865

(a) Includes net sales of $21, operating income before depreciation of $5, operating profit of $3 and net income of $3 corresponding to Telecom USA.

☐ Balance sheet information

Fixed assets, net	4,127 (b)	2,305	487	2,792	6,919
Intangible assets, net	167	592	3	595	762
Capital expenditures (without ARO and debt issue costs)	338 (b)	347	61	408	746
Depreciation of fixed assets	(336)	(234)	(45)	(279)	(615)
Amortization of intangible assets (without debt issue costs)	(9)	(1)	—	(1)	(10)
Net financial asset (debt)	788 (b)	(317)	(145)	(462)	326

(b) In Fixed assets, net and Capital expenditures, includes $1 from Springville; in Net financial asset, includes $1 of Cash and banks from Springville.

☐ Cash flow information

Cash flows provided by operating activities	717	782	68	850	1,567
Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(402)	(445)	(93)	(538)	(940)
Decrease in investments not considered as cash and cash equivalents and other	5	15	—	15	20
Total cash flows used in investing activities	(397)	(430)	(93)	(523)	(920)

Cash flows from financing activities
Debt proceeds	—	—	98	98	98
Payment of debt	—	(24)	(76)	(100)	(100)
Payment of interest and debt-related expenses	—	(32)	(6)	(38)	(38)
Cash dividends paid	(689)	—	—	—	(689)
Inter-segment transfers of cash	575	(575)	—	(575)	—
Total cash flows provided by (used in) financing activities	(114)	(631)	16	(615)	(729)

Increase (decrease) in cash and cash equivalents	206	(279)	(9)	(288)	(82)
Cash and cash equivalents at the beginning of the year	579	676	18	694	1,273

Cash and cash equivalents at period end	785 (b)	397	9	406	1,191

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Segment information (continued)

For the six-month period ended June 30, 2009

☐	Income statement information

	Voice, data and Internet	Wireless			Total
	(a)	Personal	Núcleo	Subtotal
Services	1,971	3,229	187	3,416	5,387
Equipment sales	19	345	3	348	367

Net sales	1,990	3,574	190	3,764	5,754
Salaries and social security	(529)	(142)	(17)	(159)	(688)
Taxes	(128)	(341)	(7)	(348)	(476)
Maintenance, materials and supplies	(196)	(79)	(11)	(90)	(286)
Bad debt expense	(21)	(50)	(1)	(51)	(72)
Interconnection costs	(87)	—	—	—	(87)
Cost of international outbound calls	(85)	—	—	—	(85)
Lease of circuits	(39)	(16)	(12)	(28)	(67)
Fees for services	(97)	(121)	(7)	(128)	(225)
Advertising	(49)	(98)	(11)	(109)	(158)
Agent commissions and distribution of prepaid cards commissions	(20)	(379)	(15)	(394)	(414)
Other commissions	(27)	(58)	(3)	(61)	(88)
Roaming	—	(86)	(2)	(88)	(88)
Charges for TLRD	—	(331)	(24)	(355)	(355)
Cost of sales	(19)	(496)	(5)	(501)	(520)
Others	(148)	(143)	(13)	(156)	(304)

Operating income before depreciation and amortization	545	1,234	62	1,296	1,841
Depreciation of fixed assets and amortization of intangible assets	(324)	(167)	(39)	(206)	(530)

Operating income	221	1,067	23	1,090	1,311
Gain on equity investees	—	13	—	13	13
Financial results, net	(87)	(55)	(9)	(64)	(151)
Other expenses, net	(34)	(38)	—	(38)	(72)

Net income before income tax and noncontrolling interest	100	987	14	1,001	1,101
Income tax expense, net	(158)	(234)	(2)	(236)	(394)
Noncontrolling interest	—	—	(4)	(4)	(4)

Net (loss) income	(58)	753	8	761	703

(a) Includes net sales of $21, operating income before depreciation of $8, operating profit of $6 and net income of $6 corresponding to Telecom USA.

☐ Balance sheet information

Fixed assets, net	4,057	1,829	368	2,197	6,254
Intangible assets, net	164	596	1	597	761
Capital expenditures (without ARO and debt issue costs)	383	217	15	232	615
Depreciation of fixed assets	(316)	(167)	(39)	(206)	(522)
Amortization of intangible assets (without debt issue costs)	(8)	—	—	—	(8)
Net financial asset (debt)	246	(688)	(122)	(810)	(564)

☐ Cash flow information

Cash flows provided by operating activities	795	510	45	555	1,350

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(465)	(255)	(36)	(291)	(756)
Decrease (increase) in investments not considered as cash and cash equivalents and other	2	(6)	—	(6)	(4)

Total cash flows used in investing activities	(463)	(261)	(36)	(297)	(760)

Cash flows from financing activities:
Debt proceeds	—	216	68	284	284
Payment of debt	(141)	(31)	(40)	(71)	(212)
Payment of interest and debt-related expenses	(42)	(33)	(4)	(37)	(79)
Cash dividends paid	—	—	(14)	(14)	(14)
Inter-segment transfers of cash	730	(710)	(20)	(730)	—

Total cash flows provided by (used in) financing activities	547	(558)	(10)	(568)	(21)

Increase (decrease) in cash and cash equivalents	879	(309)	(1)	(310)	569
Cash and cash equivalents at the beginning of the year	352	544	6	550	902

Cash and cash equivalents at period end	1,231	235	5	240	1,471

13. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Unconsolidated information (continued)

Balance sheets:

	As of June 30, 2010	As of December 31, 2009
ASSETS
Current Assets
Cash and banks	$31	$26
Investments	754	552
Accounts receivable, net	597	724
Other receivables, net	76	79
Other assets, net	6	6

Total current assets	1,464	1,387

Non-Current Assets
Other receivables, net	35	46
Investments (i)	1,878	1,915
Fixed assets, net	4,123	4,170
Intangible assets, net	167	176
Other assets, net	4	3

Total non-current assets	6,207	6,310

TOTAL ASSETS	$7,671	$7,697

LIABILITIES
Current Liabilities
Accounts payable	$809	$931
Salaries and social security payable	223	244
Taxes payable	212	263
Dividends payable	364	—
Other liabilities	55	39
Contingencies	64	57

Total current liabilities	1,727	1,534

Non-Current Liabilities
Accounts payable	20	24
Salaries and social security payable	75	81
Taxes payable	156	202
Other liabilities	138	153
Contingencies	308	267

Total non-current liabilities	697	727

TOTAL LIABILITIES	$2,424	$2,261

SHAREHOLDERS’ EQUITY	$5,247	$5,436

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,671	$7,697

(i)	Includes $1,876 and $1,914 as of June 30, 2010 and December 31, 2009, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of June 30, 2010, includes $1,871 and $5, corresponding to Personal and Telecom USA, respectively. As of December 31, 2009, includes $1,909 and $5, corresponding to Personal and Telecom USA, respectively.

Statements of income:

	Six-month periods ended June 30,
	2010	2009
Net sales	$2,562	$2,313
Cost of services	(1,320)	(1,199)

Gross profit	1,242	1,114
General and administrative expenses	(155)	(130)
Selling expenses	(517)	(449)

Operating income	570	535
Gain on equity investees from Personal	537	445
Financial results, net	32	(87)
Other expenses, net	(79)	(33)

Net income before income tax	1,060	860
Income tax expense, net	(195)	(157)

Net income	$865	$703

Condensed statements of cash flows:

	Six-month periods ended June 30,
	2010	2009
Cash flows provided by operating activities	$716	$794
Cash flows from investing activities
Acquisition of fixed and intangible assets	(402)	(463)
Dividends received	575	730
Decrease in investments not considered as cash and cash equivalents and other concepts	5	4

Total cash flows provided by investing activities	178	271

Cash flows from financing activities
Payment of debt	—	(141)
Payment of interest and debt-related expenses	—	(42)
Cash dividends paid	(689)	—

Total cash flows used in investing activities	(689)	(183)

Increase in cash and cash equivalents	205	882
Cash and cash equivalents at the beginning of year	578	348

Cash and cash equivalents at period end	$783	$1,230

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Valuation differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Under the reporting requirements of the SEC and under Argentine GAAP, the Company is not required to prepare US GAAP reconciliation on a quarterly basis. However, the Company has elected to present cumulative US GAAP information as it is considered useful for prospective investors. These consolidated financial statements include solely a reconciliation of Total equity and Net income to US GAAP. This reconciliation does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

I. Differences in measurement methods

As indicated in Note 3.c, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Under US GAAP, financial statements are prepared on a historical cost basis.

However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Six-month periods ended June 30,
	2010	2009
Reconciliation of net income:
Total net income under Argentine GAAP	$865	$703
US GAAP adjustments:
Depreciation of foreign currency exchange differences (a.2)	5	4
Fair value option for Notes of Telecom Argentina (b)	—	(187)
Other adjustments (c)	5	(31)
Tax effects on US GAAP adjustments (d)	(3)	70
Noncontrolling interest (e)	3	4

Net income under US GAAP	$875	$563

	As of June 30, 2010	As of December 31, 2009
Reconciliation of total equity:
Total equity under Argentine GAAP	$5,247	$5,436
US GAAP adjustments:
Capitalization of foreign currency exchange differences (a.1)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (a.2)	732	727
Other adjustments (c)	(19)	(24)
Tax effects on US GAAP adjustments (d)	25	28
Noncontrolling interest (e)	95	92

Total equity under US GAAP	$5,296	$5,475

	Six-month periods ended June 30,
	2010	2009
Description of changes in total equity under US GAAP:
Total equity as of the beginning of the year	$5,475	$4,214
Other comprehensive income attributable to Telecom Argentina	(1)	2
Noncontrolling interest variation	—	(13)
Dividends	(1,053)	—
Net income under US GAAP	875	563

Total equity as of the end of the period	$5,296	$4,766

a) Capitalization of foreign currency exchange differences

a.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its depreciation were reversed.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Valuation differences between Argentine GAAP and US GAAP (continued)

a.2) This adjustment represents the effect on depreciation for the six–month periods ended June 30, 2010 and 2009 and the accumulated depreciation at each period-end, of the adjustment described in a.1) above.

b) Fair value option for Notes of Telecom Argentina

The Company adopted in 2008 the provisions of ASC 825 regarding the fair value option for valuation of financial assets and liabilities. The Company elected to fair value all series of the Notes of Telecom Argentina. Such Notes were originated from a troubled debt restructuring and were accounted for under US GAAP as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms. Management of the Company believed that the fair value option better reflected the current value of the debt and approximated such debt value to that recorded under Argentine GAAP. Moreover, the adoption of the fair value for Notes of Telecom Argentina was consistent with the valuation criterion followed for the derivative contracts entered into in connection with this debt, which were recorded at fair value both under US GAAP and Argentine GAAP.

The US GAAP reconciliation item for net income for the six-month period ended June 30, 2009 reflects the changes in the fair value of Notes of Telecom Argentina outstanding as of that date.

On October 15, 2009, Telecom has repaid in full the outstanding debt issued in accordance with the terms and conditions of the APE. Therefore as of that date the reconciling item was reversed.

c) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

Included in the reconciliation of Net income:

	Six-month periods ended June 30,
	2010	2009
Inventories	$3	$4
Present-value accounting	3	(22)
Fixed assets held for sale	(1)	—
Foreign currency translation adjustment realized on Capital reimbursement of Nucleo	—	(13)

Total other adjustments (c)	$5	$(31)

Included in the reconciliation of Total equity:

	As of June 30, 2010	As of December 31, 2009
Inventories	$4	$1
Present-value accounting	(20)	(23)
Fixed assets held for sale	(3)	(2)

Total other adjustments (c)	$(19)	$(24)

•	Inventories

As indicated in Note 4.i., under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

•	Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these liabilities is precluded.

•	Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at the lower of cost less accumulated depreciation at the time of transfer to the held-for-sale category, or market. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions of ASC 360 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the periods presented represents the higher depreciation of such assets held and used under US GAAP as of each period-end.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Valuation differences between Argentine GAAP and US GAAP (continued)

•	Foreign currency translation adjustment realized on Capital reimbursement of Núcleo

Under Argentine GAAP, RT 18 requires translation adjustments to be disclosed and accumulated in a separate category of equity until the sale of the investment or until total or partial capital reimbursement takes place. Under US GAAP, ASC 830 requires translation adjustments to be disclosed and accumulated in a separate component of the consolidated equity until sale or until complete or substantially complete liquidation of the net investment in the foreign entity takes place. Consequently, the $13 loss booked under Argentine GAAP in the six-month period ended June 30, 2009 for the partial capital reimbursement of Núcleo must be reversed under US GAAP.

d) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

e) Noncontrolling interest

The Company adopted in 2009, the provisions of ASC 810 regarding accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary requiring that: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. As a result of the adoption of these standards, a reconciling item for the Noncontrolling interest is included in the Total equity and Net income under US GAAP.

Net income under US GAAP for each period presented and Total equity under US GAAP as of each period/year-end are comprised as follows:

	Six-month periods ended June 30,
Net income under US GAAP	2010	2009
Net Income under US GAAP attributable to Telecom Argentina	$872	$559
Net Income under US GAAP attributable to Noncontrolling Interest	3	4

Net income under US GAAP	$875	$563

Total equity under US GAAP	As of June 30, 2010	As of December 31, 2009
Total Telecom Argentina Shareholders’ equity under US GAAP	$5,201	$5,383
Noncontrolling Interest under US GAAP	95	92

Total equity under US GAAP	$5,296	$5,475

Changes in Noncontrolling interest under US GAAP for each period presented are comprised as follows:

	Six-month periods ended June 30,
Description of Changes in Noncontrolling Interest under US GAAP	2010	2009
Noncontrolling Interest as of the beginning of the year	$92	$81
Dividends	—	(12)
Noncontrolling interest’s foreign currency translation adjustments	—	5
Foreign currency translation adjustment realized on Capital reimbursement of Núcleo	—	(6)
Net income under US GAAP	3	4

Noncontrolling Interest as of the end of the period	$95	$72

f) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Valuation differences between Argentine GAAP and US GAAP (continued)

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on total equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

g) Other Derivatives

Telecom Personal entered into financing arrangements as part of the issuance of debt. These financial instruments contained derivative instruments that were “embedded” in the financial instruments, i.e. optional redemption. The Company assessed whether the economic characteristics of these embedded derivatives were clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to the requirements of ASC 815. Since it was determined that the embedded derivative possessed economic characteristics that were clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

h) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected discounted cash flows from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

i) Recently issued accounting pronouncements

In October 2009, the FASB issued the Accounting Standards Update 2009-13 (ASU 2009-13). The objective of this Update is to address amendments to the accounting for multiple-deliverable arrangements. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this ASU will not have any impact on the Company’s current financial position nor results of operations.

In January 2010, the FASB issued the Accounting Standards Update 2010-06 (ASU 2010-06), which modifies ASC 820-10 requiring new disclosures for assets and liabilities that are measured at fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosures about Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this ASU did not have any impact on the Company’s current financial position nor results of operations.

In July 2010, the FASB issued the Accounting Standards Update 2010-20 (ASU 2010-20), which modifies ASC 310 requiring new disclosures in relation to the credit quality of financing receivables (among others, trade receivables and loans) and the allowance for credit losses. Disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for the company for interim and annual reporting periods beginning on or after December 15, 2010. The Company is currently analyzing the impact that the adoption of the ASU will have on the Company’s financial position and results of operations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Adoption of IFRS

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 – Regime for Public Offering). RT 26 adopts IFRS as issued by the International Accounting Standards Board (“IASB”), effective for fiscal years beginning January 1, 2012, while early adoption is permitted for fiscal year beginning January 1, 2011. RG 562/09 also provides for the preparation of financial statements in accordance with IFRS as additional information of the statutory financial statements for the fiscal year beginning January 1, 2010.

In accordance with RG 562/09, the Company developed an implementation plan for the adoption of IFRS in Telecom and its subsidiaries (“the Implementation Plan”). Such Plan was approved by the Board of Directors on March 16, 2010. The Implementation Plan provides for the adoption of IFRS according to the dates established in RG 562/09 and considers to prepare financial statements according with RT 26 as “additional information” to the consolidated financial statements in order to facilitate the comprehension of the effects of the new standards on Telecom Group’s income and equity. On March 17, 2010, and in accordance with the requirements of RG 562/09, the Company made a public release to the market to inform the approval of the Implementation Plan as “Relevant event” through the CNV.

On July 1, 2010, the CNV issued Resolution No. 576/10 (“RG 576/10”). RG 576/10 is complementary of RG 562/09 and provides solutions to certain issues identified in RG 562/09. Also extends and corrects other issues that were subject of consultations and comments after its issuance. However, the provisions of RG 576/10 do not change the dates of adoption of IFRS nor requirements relating to the “Implementation Plan”.

At the date of issuance of these consolidated financial statements, the Company is making progress in the Implementation Plan in accordance with the scheduled dates.

It is noted that since RT 26 was issued, the Company has made progress in the diagnostic of the main measurement and disclosures differences between Argentine GAAP and IFRS in the Telecom Group.

The main valuation differences between Argentine GAAP and IFRS which have been identified as of the date of these financial statements are as follows:

a)	Inventories: Under Argentine GAAP inventories are stated at replacement cost. Under IFRS inventories are valued at cost, while “last in first out” method is not allowed.

b)	Capitalization of foreign currency exchange differences: Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under IFRS, capitalization of foreign currency exchange differences is permitted within certain limits. Therefore, the amounts capitalized under Argentine GAAP in excess of those allowed by IFRS and its reductions, net of accumulated depreciation, should be reversed.

c)	Fixed assets held for sale: Under Argentine GAAP the Company classifies certain fixed assets as held for sale which are included under the caption “Other assets”. Under IFRS a long-lived asset to be sold is classified as held for sale only if certain conditions are met. As some of these conditions are not met under IFRS, these assets have to be included under Fixed assets and be depreciated.

d)	Customer loyalty programs: Personal offers to its customers an incentive program. Under Argentine GAAP such program is accounted for based on actuarial calculations considering the cost of the points expected to be exchanged by the customers. Such cost is recorded as operating expenses. Under IFRS the obligations related to such program should be accounted for accounted for based on actuarial calculations considering the fair value of the points expected to be exchanged by the customers and should be accounted for in the item “Net sales”.

e)	Noncontrolling Interest: Under IFRS noncontrolling interest in a subsidiary should be presented as a caption of the consolidated statement of changes in Shareholders’ equity instead of being presented as a separate caption between total liabilities and equity as required by Argentine GAAP. Moreover, consolidated net income, consolidated comprehensive income and the related amounts of each attributable to the parent and the noncontrolling interest, should be disclosed separately on the face of the consolidated statement of income.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Adoption of IFRS (continued)

Additionally, other typical differences of telecommunications industry have been identified, such as:

f)	Revenue recognition: IFRS establish specific rules for revenue recognition for bundling transactions (i.e. handsets and service contracts).Those rules differ in certain aspects with Argentine GAAP.

g)	Intangible assets: Under IFRS certain directly attributable subscriber acquisition costs regarding contracts with a minimum contractual period and an enforced termination penalty can be capitalized only if certain conditions are met (as is the case for postpaid and “cuentas claras” customers in the mobile business). There are no similar provisions for the treatment of subscriber acquisition costs under Argentine GAAP.

Moreover, the main disclosure differences that have been identified as of the date of issuance of these consolidated financial statements are the following:

a)	IFRS allows presentation of assets and liabilities in increasing or decreasing order of liquidity in the statement of financial position, however Argentine GAAP requires following a decreasing order of liquidity.

b)	There are no specific rules under IFRS in the form to present the income statement of a company. Presentation of income and expenses by nature or by activity is allowed (cost of services provided, administration and selling expenses).

c)	The items that are included under Other expenses under Argentine GAAP should be classified as operating expenses or financial results under IFRS, as the case may be.

d)	IFRS contemplate the preparation of condensed Interim financial statements which result in an easier set of information than the annual financial statements and, in certain aspects, differ from the present consolidated financial statements.

On the other hand, IFRS establish more disclosure requirements than those actually required under Argentine GAAP (for annual reports), basically related to credit, liquidity and market risks, related parties, financial instruments and fair value of assets and liabilities, among others.

It should be noted that the abovementioned differences result from the differences between Argentine GAAP and IFRS that are effective as of the date of issuance of these consolidated financial statements.

Finally, it is important to point out that valuation differences mentioned in a), b), c) y e) above are the same than those that have been identified for the preparation of the reconciliation between Argentine GAAP and US GAAP. Consequently, their impact is disclosed in Note 14 to these consolidated financial statements.

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	127	—	—	3	—	130
Building	1,545	—	—	20	(2)	1,563
Tower and pole	447	—	—	12	—	459
Transmission equipment	4,812	11	—	80	—	4,903
Wireless network access	1,895	3	—	82	—	1,980
Switching equipment	4,677	14	1	98	—	4,790
Power equipment	744	1	—	34	—	779
External wiring	6,602	—	—	70	—	6,672
Computer equipment	4,334	7	—	156	—	4,497
Telephony equipment and instruments	932	—	—	4	—	936
Equipment lent to customers at no cost	214	17	—	—	(5)	226
Vehicles	169	5	—	—	(2)	172
Furniture	91	—	—	5	—	96
Installations	398	3	—	17	—	418
Improvements in third parties buildings	130	—	—	7	—	137
Work in progress	733	605	—	(564)	—	774

Subtotal	27,850	(a) 666	1	24	(9)	28,532
Asset retirement obligations	41	—	—	—	—	41
Advances to suppliers	15	—	—	(15)	—	—
Materials	234	(b) 80	—	(9)	(54)	251

Total as of June 30, 2010	28,140	746	1	—	(63)	28,824

Total as of June 30, 2009	26,281	615	75	—	(86)	26,885

	Depreciation						Net carrying value as of June 30, 2010	Net carrying value as of December 31, 2009
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—	—	—	—	130	127
Building	(920)	2 – 7	(18)	—	1	(937)	626	625
Tower and pole	(312)	5 – 7	(9)	—	—	(321)	138	135
Transmission equipment	(3,960)	10 – 13	(91)	—	—	(4,051)	852	852
Wireless network access	(1,357)	10 – 12	(61)	—	—	(1,418)	562	538
Switching equipment	(4,028)	10 – 15	(74)	(1)	—	(4,103)	687	649
Power equipment	(579)	7 – 10	(18)	—	—	(597)	182	165
External wiring	(5,187)	6	(93)	—	—	(5,280)	1,392	1,415
Computer equipment	(3,281)	18 – 20	(192)	—	—	(3,473)	1,024	1,053
Telephony equipment and instruments	(888)	13 – 20	(5)	—	—	(893)	43	44
Equipment lent to customers at no cost	(174)	50	(21)	—	5	(190)	36	40
Vehicles	(105)	20	(11)	—	2	(114)	58	64
Furniture	(77)	9 – 11	(3)	—	—	(80)	16	14
Installations	(287)	7 – 10	(10)	—	—	(297)	121	111
Improvements in third parties buildings	(93)	3	(8)	—	—	(101)	36	37
Work in progress	—		—	—	—	—	774	733

Subtotal	(21,248)		(614)	(1)	8	(21,855)	6,677	6,602
Asset retirement obligations	(28)	10 – 14	(1)	—	—	(29)	12	13
Advances to suppliers	—		—	—	—	—	—	15
Materials	—		—	—	—	—	251	234

Total as of June 30, 2010	(21,276)		(c) (615)	(1)	8	(21,884)	6,940	6,864

Total as of June 30, 2009	(20,074)		(c) (522)	(49)	33	(20,612)	6,273

(a)	Includes $7 in Transmission equipment, $17 in Equipment lent to customers at no cost and $69 in Work in progress, transferred from materials.

(b)	Net of $93 transferred to fixed assets.

(c)	Includes $(5) and $(4) in June 2010 and 2009, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences (Note 4.c).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the period
Software obtained or developed for internal use	460	—	—	—	460
Debt issue costs	37	—	(27)	—	10
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	294	—	—	—	294
Rights of use	227	—	(3)	—	224
Exclusivity agreements	54	—	(13)	—	41
Customer relationship	2	—	—	—	2

Total as of June 30, 2010	1,732	—	(43)	—	1,689

Total as of June 30, 2009	1,645	—	—	19	1,664

	Amortization					Net carrying value as of June 30, 2010	Net carrying value as of December 31, 2009
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period
Software obtained or developed for internal use	(459)	(1)	—	—	(460)	—	1
Debt issue costs	(35)	(1)	27	—	(9)	1	2
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(293)	—	—	—	(293)	1	1
Rights of use	(71)	(8)	3	—	(76)	148	156
Exclusivity agreements	(31)	(1)	13	—	(19)	22	23
Customer relationship	—	—	—	—	—	2	2

Total as of June 30, 2010	(959)	(a) (11)	43	—	(927)	762	773

Total as of June 30, 2009	(873)	(b) (11)	—	(19)	(903)	761

a)	An amount of $(9) is included in cost of services, $(1) in selling expenses and $(1) in financial results, net.

b)	An amount of $(6) is included in cost of services, $(2) in selling expenses and $(3) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of June 30, 2010	Cost value as of June 30, 2010	Book value as of June 30, 2010	Book value as of December 31, 2009
CURRENT INVESTMENTS
Government bonds
Ciudad Autónoma de Buenos Aires Bonds (i)		$1,286,049	2	2	2	—

Total government bonds			2	2	2	—

Mutual funds
FBA Renta $ Banco Frances	$2.66	5,546,768	15	15	15	58
Fima Premium Clase B Banco Galicia	$1.33	19,590,947	26	26	26	48
Optimun CDB$ Clase B BNP	$2.01	2,610,011	5	5	5	14

Total mutual funds			46	46	46	120

Related parties – Mutual funds
Alpha $ Clase A Standard Bank			—	—	—	16

Total related parties			—	—	—	16

Total current investments			48	48	48	136

NON-CURRENT INVESTMENTS
Government bonds
Ciudad Autónoma de Buenos Aires Bonds (i)		$1,286,049	1	1	1	—

Total government bonds			1	1	1	—

Total non-current investments			1	1	1	—

(i)	The Company had classified these securities as held-to-maturity as management had the intent and ability to hold them to maturity (November 2011).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(d) Current investments

	Cost as of June 30, 2010	Book value as of
		June 30, 2010	December 31, 2009
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency (Note 16.g)	$489	$490	$418
In Argentine pesos	571	576	657
In Argentine pesos – Related parties	15	15	—

Total cash and cash equivalents	$1,075	$1,081	$1,075

With an original maturity of more than three months
In Argentine pesos – Related parties (Note 16.g)	$—	$—	$16

Total related parties	$—	$—	$16

Total current investments	$1,075	$1,081	$1,091

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of June 30, 2010
Deducted from current assets
Allowance for doubtful accounts receivables	144	63	—	(53)	154
Allowance for doubtful accounts and other assets	13	—	—	—	13
Allowance for income tax credits	—	1	—	—	1
Regulatory contingencies	4	—	(4)	—	—
Allowance for obsolescence of inventories	21	15	—	(16)	20

Total deducted from current assets	182	79	(4)	(69)	188

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	13	1	—	—	14
Regulatory contingencies	75	11	4	—	90
Allowance for doubtful accounts and other assets	24	(4)	—	—	20
Write-off of materials	25	(3)	—	(1)	21

Total deducted from non-current assets	137	5	4	(1)	145

Total deducted from assets	319	(b) 84	—	(70)	333

Included under current liabilities
Provision for contingencies	73	—	11	(10)	74

Total included under current liabilities	73	—	11	(10)	74

Included under non-current liabilities
Provision for contingencies	374	80	(11)	—	443

Total included under non-current liabilities	374	80	(11)	—	443

Total included under liabilities	447	(c) 80	—	(10)	517

(a)	This allowance is included in Taxes payable non-current (Note 10).

(b)	Includes $63 in selling expenses, $19 in other expenses, net and $2 in income tax.

(c)	Included in other expenses, net.

Items	Opening balances	Additions	Reclassifications	Deductions	As of June 30, 2009
Deducted from current assets
Allowance for doubtful accounts receivables	136	72	—	(55)	153
Allowance for doubtful accounts and other assets	13	—	—	—	13
Regulatory contingencies	11	—	3	(10)	4
Allowance for obsolescence of inventories	16	9	—	(2)	23

Total deducted from current assets	176	81	3	(67)	193

Deducted from non-current assets
Allowance for doubtful accounts receivables	1	—	—	—	1
Valuation allowance of net deferred tax assets (a)	12	1	—	(1)	12
Regulatory contingencies	75	4	(3)	—	76
Allowance for doubtful accounts and other assets	20	1	—	—	21
Write-off of materials	19	1	—	(1)	19

Total deducted from non-current assets	127	7	(3)	(2)	129

Total deducted from assets	303	(d) 88	—	(69)	322

Included under current liabilities
Provision for contingencies	36	—	26	(23)	39

Total included under current liabilities	36	—	26	(23)	39

Included under non-current liabilities
Provision for contingencies	319	27	(26)	—	320

Total included under non-current liabilities	319	27	(26)	—	320

Total included under liabilities	355	(e) 27	—	(23)	359

(d)	Includes $72 in selling expenses, $15 in other expenses, net and $1 in income tax.

(e)	Includes $(36) and $63 in other expenses, net.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(f) Cost of services

	Six-month periods ended June 30,
	2010	2009
Inventory balance at the beginning of the year	$264	$267
Plus:
Purchases (a)	766	499
Holding results on inventories	(5)	11
Deductions from allowance for obsolescence of inventories	(16)	(2)
Wireless handsets lent to customers at no cost (b)	(2)	(5)
Replacements	(1)	(5)
Foreign currency translation adjustments in inventory	—	2
Cost of services (Note 16.h)	2,721	2,386
Less:
Inventory balance at period end	(364)	(266)

COST OF SERVICES	$3,363	$2,887

(a)	In 2010 includes $66, net of the effect of the Internal Taxes (better known as the Technological Tax).

(b)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Six-month periods ended June 30,
	2010	2009
Services
Net sales	$6,270	$5,387
Cost of sales	(2,701)	(2,367)

Gross profit from services	$3,569	$3,020

Handsets
Net sales	$425	$348
Cost of sales	(642)	(501)

Gross loss from handsets	$(217)	$(153)

Voice, data and Internet equipment
Net sales	$22	$19
Cost of sales	(20)	(19)

Gross profit from Voice, data and Internet equipment	$2	$—

TOTAL GROSS PROFIT	$3,354	$2,867

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of June 30, 2010				As of December 31, 2009
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.9310	$2	$2
	EURO	—	4.8180	1	1
	G	—	—	—	4
Bank accounts	US$	5	3.9310	18	18
	G	8,959	0.000824	9	13
	$U	5	0.1860	1	2
Investments
Time deposits	US$	125	3.9310	490	418
Related parties	US$	—	—	—	16
Accounts receivable
	US$	18	3.9310	70	110
	SDR	1	5.8140	8	9
	G	19,808	0.000824	16	16
	GBP	—	5.8870	1	1
Related parties	US$	—	—	—	5
Other receivables
Prepaid expenses	US$	8	3.9310	30	17
	G	11,558	0.000824	10	3
	EURO	—	—	—	1
Tax credits	G	10,674	0.000824	9	—
Others	US$	5	3.9310	16	16
	G	—	—	—	3
Non-current assets
Other receivables
Deferred tax assets	G	2,490	0.000824	2	—
Others	US$	1	3.9310	2	3
	G	1,430	0.000824	1	1

Total assets				$686	$659

Current liabilities
Accounts payable
Suppliers	US$	248	3.9310	$975	$982
	G	40,800	0.000824	34	24
	EURO	12	4.8180	56	59
Deferred revenues	G	6,195	0.000824	5	4
Related parties	US$	8	3.9310	33	23
	EURO	—	4.8180	1	5
	SDR	—	5.8140	2	2
Agent commissions	G	1,878	0.000824	1	—
Debt
Notes – Principal	US$	174	3.9310	685	685
Banks loans and others – Principal	G	75,820	0.000824	63	72
Accrued interest	US$	1	3.9310	2	1
	G	2,091	0.000824	2	2
Bank overdrafts	G	18,576	0.000824	15	—
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,833	0.000824	2	1
Taxes payable
Others	G	2,423	0.000824	2	1
Other liabilities
Deferred revenue on sale of capacity	US$	6	3.9310	24	12
	US$	3	3.9310	13	8
Others	G	3,308	0.000824	3	1
Non-current liabilities
Accounts payable
Related parties	US$	5	3.9310	20	24
Debt
Banks loans and others – Principal	G	90,350	0.000824	74	58
Taxes payable
Deferred tax liabilities	US$	1	3.9310	2	2
Other liabilities
Deferred revenue on sale of capacity	US$	26	3.9310	102	112
Asset retirement obligations	US$	1	3.9310	3	2

Total liabilities				$2,119	$2,080

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso; GBP= Great Britain Pound.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(h) Expenses

	Expenses			Six-month period ended June 30, 2010
	Cost of services	General and administrative	Selling
Salaries and social security	$363	$137	$344	$844
Depreciation of fixed assets	521	22	72	615
Amortization of intangible assets	9	—	1	10
Turnover tax	296	—	—	296
Taxes with the Regulatory Authority	154	—	—	154
Other taxes	119	1	2	122
Maintenance, materials and supplies	257	20	42	319
Bad debt expense	—	—	63	63
Interconnection costs	95	—	—	95
Cost of international outbound calls	70	—	—	70
Lease of circuits	71	—	—	71
Fees for services (a)	49	(a) 43	182	274
Advertising	—	—	179	179
Agent commissions and distribution of prepaid cards commissions	—	—	467	467
Other commissions	—	—	106	106
Roaming	103	—	—	103
Charges for TLRD	341	—	—	341
Cost of voice, Internet and data equipment sales	20	—	—	20
Transportation, freight and travel expenses	16	4	86	106
Energy, water and others	61	1	3	65
Rental expense	38	13	17	68
International and satellite connectivity	49	—	—	49
Others	89	3	7	99

Total	$2,721	$244	$1,571	$4,536

	Expenses			Six-month period ended June 30, 2009
	Cost of services	General and administrative	Selling
Salaries and social security	$308	$109	$271	$688
Depreciation of fixed assets	448	16	58	522
Amortization of intangible assets	6	—	2	8
Turnover tax	249	—	—	249
Taxes with the Regulatory Authority	124	—	—	124
Other taxes	99	1	3	103
Maintenance, materials and supplies	234	16	36	286
Bad debt expense	—	—	72	72
Interconnection costs	87	—	—	87
Cost of international outbound calls	85	—	—	85
Lease of circuits	67	—	—	67
Fees for services (a)	45	(a) 36	144	225
Advertising	—	—	158	158
Agent commissions and distribution of prepaid cards commissions	—	—	414	414
Other commissions	—	—	88	88
Roaming	88	—	—	88
Charges for TLRD	355	—	—	355
Cost of voice, Internet and data equipment sales	19	—	—	19
Transportation, freight and travel expenses	14	4	86	104
Energy, water and others	42	5	8	55
Rental expense	27	11	15	53
International and satellite connectivity	36	—	—	36
Others	53	2	1	56

Total	$2,386	$200	$1,356	$3,942

(a)	Includes $4 and $3 in June 2010 and 2009, respectively, in General and administrative expenses corresponding to Directors and Supervisory Committee’s fees.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Dividends payable	Other liabilities
Total due	—	396		—	(a) 81	—		—	—	—	—
Not due
Third quarter 2010	1,128	743		213	2,013	26		142	397	—	29
Fourth quarter 2010	—	—		22	6	727		39	1	364	22
First quarter 2011	1	—		15	3	12		40	1	—	11
Second quarter 2011	—	—		31	3	29		51	335	—	9
July 2011 thru June 2012	1	—		57	20	16		22	2	—	21
July 2012 thru June 2013	—	—		2	—	10		17	2	—	13
July 2013 and thereafter	—	—		9	—	48		37	8	—	93
Not date due established	1	—		2	—	—		—	165	—	47

Total not due	1,131	743		351	2,045	868		348	911	364	245

Total as of June 30, 2010	1,131	1,139		351	2,126	868		348	911	364	245

Balances bearing interest	1,130	396		—	—	868		—	32	—	13
Balances not bearing interest	1	743		351	2,126	—		348	879	364	232

Total	1,131	1,139		351	2,126	868		348	911	364	245

Average annual interest rate (%)	6.03	(b	)	—	—	(c	)	—	9.00		6.00

(a)	At the date of issuance of these consolidated financial statements, $59 has been cancelled.

(b)	$49 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $154 bear 50% over the Banco Nación Argentina notes payable discount rate and $193 bear 28.45%.

(c)	See Note 8.

Adrián Calaza	Esteban G. Macek
Chief Financial Officer	Authorized Director

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Telecom Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telecom Argentina S.A. (“Telecom”) and its consolidated subsidiaries as of June 30, 2010, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended June 30, 2010 and 2009. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Telecom’s consolidated financial statements for the years ended December 31, 2009 and 2008 on which we issued an unqualified opinion dated March 9, 2010, we report that:

a)	the consolidated financial statements of Telecom as of June 30, 2010 and 2009, described in paragraph 1, prepared in conformity with generally accepted accounting principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheet and related footnotes, derives from Telecom’s consolidated financial statements for the year ended December 31, 2009.

4.	Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements. Such information does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

5.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporations Law and the Comisión Nacional de Valores;

b)	the financial statements of Telecom at June 30, 2010 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	except for the chapter entitled “IFRS´ Implementation Plan progress”, we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2010, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounts to $36,889,910.86, none of which was due at that date.

Autonomous City of Buenos Aires

August 3, 2010

PRICE WATERHOUSE & CO. S.R.L.

by	Alejandro P. Frechou	(Partner)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF JUNE 30, 2010

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

Telecom Argentina reached a net income of $865 for the six-month period ended June 30, 2010 (“1H10”), $162 or +23% when compared to the same period of the previous year (“1H09”).

Operating income before depreciation and amortization reached $2,164 (+$323 or 18% vs. 1H09), 32% of Net sales. This growth was mainly fueled by the Mobile business and higher net sales in data transmission and Internet in Argentina.

Operating income increased by 17% (+$228 vs. 1H09) to $1,539, 23% of Net sales.

	Six-month periods ended June 30,
	2010	2009	%
Net sales	6,717	5,754	17
Cost of services	(3,363)	(2,887)	16

Gross profit	3,354	2,867	17
General and administrative expenses	(244)	(200)	22
Selling expenses	(1,571)	(1,356)	16

Operating income	1,539	1,311	17
Gain on equity investees	—	13	n/a
Financial results, net	(46)	(151)	(70)
Other expenses, net	(123)	(72)	71

Net income before income tax and noncontrolling interest	1,370	1,101	24
Income tax expense, net	(502)	(394)	27
Noncontrolling interest	(3)	(4)	(25)

Net income	865	703	23

Net income per share (in pesos)	0.88	0.71	23

2.	Company activities

•	Net sales

During 1H10, consolidated net sales increased by 17% (+$963 vs. 1H09) to $6,717, mainly fueled by the Broadband, data transmission and cellular businesses.

	Six-month periods ended June 30,
	2010	2009	%
Voice	1,420	1,377	3
Internet	644	486	33
Data transmission	158	127	24

Voice, data and Internet	2,222	1,990	12

Wireless – Personal	4,279	3,574	20
Wireless – Núcleo	216	190	14

Wireless	4,495	3,764	19

Total net sales	6,717	5,754	17

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

During 1H10, revenues generated by these services amounted to $2,222, +12% vs. 1H09, where Internet revenues still have grown the most (+33% vs. 1H09), followed by data transmission (+24% vs. 1H09), while voice services remain stable (+3% vs. 1H09).

–	Voice

Total revenues for this service reached $1,420 in 1H10 (+3% vs. 1H09). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 46% of net sales of the segment in 1H10 (vs. 50% in 1H09).

Monthly Charges and Supplementary Services increased by $18 or 4% vs. 1H09, to $435, as a consequence of a higher number of lines in service (+1%), which reached more than 4.1 million, and a 17% increase in supplementary services.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Telephony – together with the revenues generated by the subsidiary Telecom Argentina USA -) totaled $648, +$23 or 4% vs. 1H09, mainly fueled by the effect of the flat rate packs. In relative terms, revenues from local measured service increased the most with 8% vs. 1H09; DLD revenues slightly increased +4% vs. 1H09 and international telephony revenues decreased 3% vs. 1H09 influenced by a lower demand in Wholesale customers.

Interconnection revenues amounted to $207 (-3% vs. 1H09), mainly due to a lower traffic between fixed telephony operators.

Other revenues reached $130 (+8 or 7% vs. 1H09), mainly due to higher reconnection charges, billing and collecting services and fixed telephony equipment sales.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

–	Data transmission and Internet

Data transmission revenues amounted to $158 (+24% vs. 1H09), where the focus was to strengthen Telecom’s position as an integrated ICT provider for wholesale and government segments. The increase was mainly due to the growth of VPN IP services (private data networks services that replaces the point to point services) and Datacenter services

Revenues related to Internet reached $644 (+$158 or 33% vs. 1H09), mainly due to the substantial expansion of the Broadband service (with an increase of 15% in the subscriber base vs. 1H09) and the improvement of the ADSL ARPU (+17% vs. 1H09).

As of June 30, 2010, Telecom reached 1,274,000 ADSL customers. These connections represent approximately 31% of Telecom’s fixed lines in service.

Data Transmission and Internet together have significantly increased their contribution to net consolidated sales reaching a 12% participation and representing 36% of the Voice, data and Internet segment revenues (vs. 31% in 1H09).

Cellular Telephony

In this quarter, consolidated clients have significantly increased reaching 17.2 million as of the end of June 2010, representing an increase of 0.9 million since December 2009 and 1.8 million since June 2009. During 1H10, net sales reached $4,495 (+19% vs. 1H09).

–	Personal in Argentina

As of June 30, 2010, Personal reached 15.4 million subscribers in Argentina (+1.7 million or +13% vs. 1H09) which allowed the company to enhance its market position.

Approximately 70% of the overall subscriber base is prepaid and 30% is postpaid (including “Cuentas claras” plans).

Personal continued with sustained growth in revenues (including handset sales) reaching $4,279 (+20% vs. 1H09), supported by the increase in the overall voice traffic minutes by 16% vs. 1H09 and in value-added services (“VAS”) revenues by 38% vs. 1H09. Service revenues reached $3,856 (+19% vs. 1H09) where 38% of them corresponds to VAS revenues (32% in 1H09). Also noteworthy is SMS traffic performance, which climbed from a monthly average of 2,290 million messages in 1H09 to 4,246 million in 1H10 (+85%).

As a consequence of the traffic increase and higher usage of VAS, Average Monthly Revenue per User (“ARPU”) increased to approximately $42 pesos in 1H10 (+5% vs. 1H09).

–	Personal in Paraguay

As of June 30, 2010, Núcleo’s subscriber base remained stable in 1.8 million customers when compared vs. 1H09. Prepaid and postpaid customers represented 88% and 12%, respectively (90% and 10% in 1H09, respectively).

Personal’s subsidiary in Paraguay generated revenues equivalent to $216 during 1H10 (+14% vs. 1H09). ARPU reached US$ 4.6 in 1H10 (+7% vs. 1H09).

•	Operating costs

The cost of services, administrative expenses and selling expenses totaled $5,178 in 1H10, which represents an increase of $735 or +17% vs. 1H09. The increase in costs principally is a consequence of a higher volume of revenues, greater expenses related to competition in cellular and Internet businesses and inflationary effects on the cost structure of the Group.

	Six-month periods ended June 30,
	2010	2009	%
Salaries and social security	(844)	(688)	23
Taxes and fees with the Regulatory Authority	(572)	(476)	20
Maintenance, materials and supplies	(319)	(286)	12
Bad debt expense	(63)	(72)	(13)
Interconnection costs	(95)	(87)	9
Cost of international outbound calls	(70)	(85)	(18)
Lease of circuits	(71)	(67)	6
Fees for services	(274)	(225)	22
Advertising	(179)	(158)	13
Agent commissions and distribution of prepaid cards commissions	(467)	(414)	13
Other commissions	(106)	(88)	20
Roaming	(103)	(88)	17
Charges for TLRD	(341)	(355)	(4)
Cost of voice and data equipment sales and wireless handsets	(662)	(520)	27
Others	(387)	(304)	27

Subtotal	(4.553)	(3.913)	16
Depreciation of fixed assets	(615)	(522)	18
Amortization of intangibles assets	(10)	(8)	25

Operating costs	(5.178)	(4.443)	17

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The cost breakdown is as follows:

•

Salaries and Social Security Contributions totaled $844 (+23% vs. 1H09), affected by increases in salaries and the related social security charges. Regarding personnel, the decrease in headcount in fixed segment (-125 employees vs. 1H09) was partially compensated by the net incorporation of 194 employees in the same period in the wireless segment. With a total headcount of 15,391 at the end of 1H10 (+0.45% vs. 1H09), lines in service per employee improved reaching 368 in the Voice, data and Internet segment(+2% vs. 1H09) and 3,952 in the wireless segment (+7% vs. 1H09).

•

Taxes (including fees with the Regulatory Authority) reached $572 (+20% vs. 1H09), influenced mainly by higher average rates in turnover taxes and higher bank debits and credits taxes amounting to $66. The rates and fees paid to the Regulatory Authority increased in $30, mainly due to the increase in revenues and cellular subscribers.

•	Network access costs (includes charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $680, similar levels as those obtained in 1H09.

•

Agents, distribution of prepaid cards and other commissions were $573 (+14% vs. 1H09), mainly due to the increase in commissions related to commercial agents associated to higher revenues because of major acquisition and retention costs, higher cards sales, and prepaid recharges.

•	Fees for services amounted to $274 (+22% vs. 1H09), mainly due to higher costs from the Call Centers in the wireless segment.

•

Advertising amounted to $179 (+13% vs. 1H09), oriented towards supporting the commercial activity in mobile services ($126) and Internet ($53) and to strengthening the brand position of the Telecom Group.

•

Cost of handsets totaled $662 (+27% vs. 1H09) due to an increase in the sale of handsets ($+10% vs. 1H09), specially high-end handsets to boost VAS and the average costs of them (+16% vs. 1H09) mainly due to the effect of the Internal Taxes not charged to the customers amounting to $37 (better known as the Technological Tax).

•	Bad debt expense reached $63 (-$9 vs. 1H09), representing 1% of the consolidated net revenues. The best performance was in the Voice, data and Internet segment.

•

Depreciation of Fixed and Intangible Assets reached $625 (+18% vs. 1H09). Fixed-line telephony totaled $345 (+6% vs. 1H09) and cellular telephony totaled $280 (+36% vs. 1H09), mainly due to higher investment in fixed assets in Wireless network access, Switching Equipment and Computer Equipment in both segments.

•	Other costs totaled $706 (+20% vs. 1H09). The increase was due to the inflationary effects on related services.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization reached $2,164 (+$323 or 18% vs. 1H09), due to higher level of revenues over operating costs before depreciation and amortization.

•	Operating income

Operating income increased 17% (+$228 vs. 1H09), amounting to $1,539, representing 23% of the consolidated net revenues in both periods.

•	Financial results, net

Financial results, net resulted in a net loss of $46, a decrease of $105 vs. 1H09. This was due to lower losses registered in net foreign currency exchange ($91 vs. 1H09) and lower net interest ($38 vs. 1H09), partially compensated by higher results on holding losses on inventories (-$16 vs. 1H09).

•	Net financial asset (debt)

As of June 30 2010, Net financial assets (Loans minus Cash and Cash Equivalents) amounted to $326, a reduction in debt of $890 as compared to June 2009 due to the strong cash flow generation that offset the cash dividends paid by Telecom amounting to $689. The Voice, data and Internet segment has net financial assets of $788 and the Wireless segment has net financial debt of $462, mainly due to the cash dividends paid to Telecom and Nortel amounting to $575.

•	Capital expenditures

During 1H10, the Company invested $746 in fixed and intangible assets (+21% vs. 1H09), of which $338 or 45% were allocated to the Voice, Data and Internet segment (62% in 1H09) and $408 or 55% to the wireless segment (38% in 1H09). In relative terms, capex reached 11% of the revenues of 1H10 and were mainly for the Wireless network access, Transmission equipment and Switching equipment items.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Main capex projects are related to the expansion of broadband services to improve transmission and speed available to the clients; deployment of 3G services to support the growth of mobile broadband together with the launch of innovative VAS and the expansion of transmission and transport networks to meet the growing demand of our fixed and mobile clients.

•	IFRS’ Implementation Plan progress

In accordance with RG 562/09, the Company developed an Implementation Plan for the adoption of IFRS in Telecom and its subsidiaries. Such Plan was approved by the Board of Directors on March 16, 2010. The Implementation Plan provides for the adoption of IFRS according to the dates established in RG 562/09 and RG 576/10, and addresses the presentation of IFRS financial statements as “additional information” to the consolidated financial statements in order to facilitate the understanding of the effects of the new standards on Telecom Group’s income and equity.

At the date of issuance of these consolidated financial statements, the Company is making progress in the Implementation Plan in accordance with the scheduled dates and the IFRS’ Project Leader has not identified any circumstances which may require the modification of the Plan or indicate deviations in the fulfillment of its objectives.

•	Recent Relevant Matters

•	Cash dividends

The Annual General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010 approved a cash dividend distribution in the amount of $1,053 payable in two installments: the first was paid on May 5, 2010, amounting to $689 (equivalent to $0.70 per share) and the second will be paid on December 20, 2010, for the balance of $364 (equivalent to $0.37 per share). Dividends payable has been accounted for the amount approved by the Shareholders’ Meeting and is shown in an item of Current liabilities as of June 30, 2010.

On May 5, 2010, Personal made a cash dividend payment to Telecom amounting to $575 (equivalent to $1.85 per share). The distribution was approved by the Shareholder’s Meeting of Personal held on April 20, 2010. These dividends were used to finance the cash dividend payment made by Telecom to its shareholders.

•	Wage agreements

In addition to the extraordinary lump sum granted in February 2010 to the unionized employees ($1,000 pesos, net of discounts, per employee) in July 2010, the Company made a wage agreement with various telephony trade union, by means of which the unionized employees shall receive progressively from July different lump sums according to their respective categories, representing a cumulative average wage increase of approximately 25.3% during the second half of 2010. The negotiation is effective until June 30, 2011, and also provides an additional lump sum for the first quarter of 2011, representing an increase of 32.5% over the June 2010 wages. The Group also has provided for non-unionized employees a wage increase of 10% as from July 1, 2010 (excluding the macrostructure employees), which added to the one granted in February 2010, reached an increase of 21%, cumulatively for the current year. Therefore, these increases will affect the Group’s operating profit as from the third quarter of 2010.

•	Closing prices of Class “B” Shares of the Company

Month	2006	2007	2008	2009	2010
January	7.97	12.75	12.80	5.86	12.90
February	7.74	13.00	14.50	5.45	12.75
March	8.20	13.05	13.50	5.97	14.60
April	7.75	13.80	11.25	6.80	15.35
May	6.75	17.20	12.15	6.78	13.35
June	7.00	15.25	9.35	10.00	13.00
July	7.87	13.75	8.33	10.45	14.45
August	8.43	16.50	8.24	11.70
September	8.52	15.65	7.98	12.20
October	9.25	15.25	4.40	12.90
November	10.50	16.80	5.80	12.40
December	11.90	14.30	6.00	12.65
Annual increase (decrease)	51%	20%	(58%)	111%	—
MERVAL Annual increase (decrease)	35%	3%	(50%)	115%	—

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2010:
March 31,	3,249	1,064	763	(57)	411
June 30,	3,468	1,100	776	11	454

	6,717	2,164	1,539	(46)	865

Year 2009:
March 31,	2,829	917	659	(94)	351
June 30,	2,925	924	652	(57)	352
September 30,	3,107	1,014	724	(166)	303
December 31,	3,365	1,045	727	(12)	399

	12,226	3,900	2,762	(329)	1,405

3.	Summary comparative consolidated balance sheets

	As of June 30,
	2010	2009	2008	2007	2006
Current assets	2,964	3,221	2,502	2,018	1,504
Non current assets	7,757	7,096	6,711	6,743	6,871

Total assets	10,721	10,317	9,213	8,761	8,375

Current liabilities	4,415	3,975	3,877	3,215	2,586
Non current liabilities	964	1,558	1,574	2,981	3,765

Total liabilities	5,379	5,533	5,451	6,196	6,351

Noncontrolling interest	95	72	85	54	53
Shareholders’ equity	5,247	4,712	3,677	2,511	1,971

Total liabilities, noncontrolling interest and Shareholders’ equity	10,721	10,317	9,213	8,761	8,375

4.	Summary comparative consolidated statements of operations

	Six-month periods ended June 30,
	2010	2009	2008	2007	2006
Net sales	6,717	5,754	5,051	4,202	3,348
Operating costs	(5,178)	(4,443)	(4,002)	(3,475)	(2,927)

Operating income	1,539	1,311	1,049	727	421
Gain on equity investees	—	13	—	—	6
Financial results, net	(46)	(151)	(8)	(218)	(297)
Other expenses, net	(123)	(72)	(91)	(58)	(86)

Net income before income tax and noncontrolling interest	1,370	1,101	950	451	44
Income tax benefit (expense), net	(502)	(394)	(328)	(158)	65
Noncontrolling interest	(3)	(4)	(9)	(8)	(10)

Net income from continuing operations	865	703	613	285	99
Gain from discontinued operations	—	—	—	102	—

Net income	865	703	613	387	99

Net income per share (in pesos)	0.88	0.71	0.62	0.39	0.10

5.	Statistical data (in physical units)

•	Voice, data and Internet

Fixed telephone service

June 30,	2010		2009		2008		2007		2006
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,834,383	(9,426)	3,849,527	142	3,847,013	(27,581)	3,878,264	3,698	3,862,719	7,284
NGN lines	776,820	22,160	634,212	29,056	392,940	19,868	94,600	7,700	—	—

Installed lines (a)	4,611,203	12,734	4,483,739	29,198	4,239,953	(7,713)	3,972,864	11,398	3,862,719	7,284
Lines in service (b)	4,065,580	7,627	4,025,882	17,461	3,954,691	23,390	3,866,366	26,332	3,733,183	27,386
Customers lines (c)	3,975,017	8,751	3,933,480	17,907	3,856,206	25,686	3,757,679	28,230	3,621,799	27,027
Public phones installed	47,021	(1,662)	53,703	(2,161)	64,159	(2,950)	78,205	(2,087)	82,308	276
Lines in service per 100 inhabitants (d)	20.6	—	20.6	—	20.4	0.1	20.1	0.1	19.6	0.1
Lines in service per employee (e)	368	2	360	1	343	2	337	2	329	4

(a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).

(b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels. As of June 30, 2010, the Company considers DDE channels as lines in service. Previously it considered the internal numbers assigned to those channels. Therefore, comparative information has been adapted to the new criterion.

(c)	The number of clients is measured in relation to the physical occupation of network resources.

(d)	Corresponding to the Northern Region of Argentina.

(e)	Defined as lines in service / number of actual employees.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Internet

June 30,	2010		2009		2008		2007		2006
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	1,274,000	42,000	1,110,000	50,000	890,000	64,000	590,000	73,000	293,000	48,000
Dial Up subscribers	50,000	(2,000)	59,000	(3,000)	71,000	(2,000)	79,000	(6,000)	105,000	(6,000)

Total subscribers	1,324,000	40,000	1,169,000	47,000	961,000	62,000	669,000	67,000	398,000	42,000

•	Cellular telephone service

Personal

June 30,	2010		2009		2008		2007		2006
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	1,870,000	83,000	1,576,000	59,000	1,269,000	71,000	925,000	100,000	616,000	47,000
“Cuentas claras” plans	2,737,000	30,000	2,774,000	(48,000)	2,583,000	60,000	2,263,000	66,000	1,876,000	141,000
Prepaid subscribers	10,727,000	273,000	9,236,000	404,000	7,527,000	366,000	6,693,000	405,000	4,382,000	335,000
Total subscribers	15,334,000	386,000	13,586,000	415,000	11,379,000	497,000	9,881,000	571,000	6,874,000	523,000

Lines per employee	3,907	—	3,642	—	3,209	—	3,024	—	2,615	—

Núcleo

June 30,	2010		2009		2008		2007		2006
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	50,000	7,000	27,000	4,000	24,000	1,000	22,000	—	21,000	—
“Plan control” plans	170,000	9,000	148,000	5,000	143,000	2,000	134,000	2,000	106,000	4,000
Prepaid subscribers	1,604,000	—	1,580,000	(69,000)	1,567,000	49,000	1,246,000	72,000	664,000	97,000

Subtotal cellular	1,824,000	16,000	1,755,000	(60,000)	1,734,000	52,000	1,402,000	74,000	791,000	101,000
Internet Wimax subscribers	11,000	—	13,000	(3,000)	12,000	1,000	3,000	2,000	—	—

Total subscribers	1,835,000	16,000	1,768,000	(63,000)	1,746,000	53,000	1,405,000	76,000	791,000	101,000

Lines per employee (**)	4,375	—	4,199	—	4,033	—	3,362	—	2,033	—

(*)	Includes mobile Internet subscribers.

(**)	Internet Wimax subscribers are not included.

6.	Consolidated ratios

June 30,	2010	2009	2008	2007	2006
Liquidity (1)	0.67	0.81	0.65	0.63	0.58
Solvency (2)	0.99	0.86	0.69	0.41	0.32
Locked up capital (3)	0.72	0.69	0.73	0.77	0.82

(1)	Current assets/Current liabilities.

(2)	Shareholders’ equity plus noncontrolling interest/Total liabilities.

(3)	Non current assets/Total assets.

7. Outlook

In the remainder of the present fiscal year the Telecom Group will continue with the implementation of its strategy of increasing its customer base as well as the revenues in every business segment.

Growth in fixed line telephony will continue in line with the trend of past years and with the international trend of the telecommunications sector as the market reaches maturity. The expansion of the Broadband business is the main driver of growth, where the Arnet brand is in an excellent position in segments of individual customers and in corporate accounts. The combined offer of fixed, mobile and data services together with the data center capabilities that have gained strength with the acquisition of Cubecorp and subsequent merger with Telecom, will allow Telecom to be in a more competitive position to be selected by customers as a strategic supplier of telecommunications and related services.

It is estimated that the Cellular Telephony will continue expanding its subscriber base in fiscal year 2010 but at a more moderate pace. However, the positioning of Personal in the Argentine market can encourage the expectation of continued growth in market share, in number of customers and in net revenues in the mobile industry. The strategy of acquiring high value customers and stimulating consumption through the launch of new services and products shall continue. One of the most important drivers of growth will continue to be the expansion of value added services (in 1H10 it represented approximately 38% of sales of cellular services vs. 32% in 1H09). It is also expected that the offer of mobile Internet, shall continue to strengthen the growth of these services, supported by the deployment of the third generation network shall allow higher speeds in data transmission and the increase in the number of locations where the service is available.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

In order to provide the customers with newer and better services, during the present fiscal year the Telecom Group shall continue with its investment plans, representing 17% of the net consolidated sales estimated for fiscal year 2010. Telecom Argentina shall invest to sustain the growth in Broadband services, to continue developing the next generation network (NGN), to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and a special effort will be put in extending 3G technology coverage and bandwidth for mobile data transmission.

The Telecom Group is in an excellent financial position because there are no financial commitments which cannot be settled by the internal cash flow generation.

The strategy implemented by the Management of Telecom introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of the customers in the dynamic Argentine telecommunications market.

Esteban G. Macek
Authorized Director

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2010

VII

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in million)
June’09	10.00	5.63	16.4
September’09	12.20	9.59	9.2
December’09	13.65	11.80	7.7
March’10	14.65	12.55	8.9
June’10	16.45	11.90	13.2

NYSE

	Market quotation (US$/ADR*)		Volume of ADRs
Quarter	High	Low	traded (in million)
June’09	12.83	7.29	18.8
September’09	15.99	12.21	12.5
December’09	18.05	15.29	8.1
March’10	18.79	15.87	8.2
June’10	21.22	15.02	11.2

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.

Investor Relations Division

Alicia Moreau de Justo 50, 10th Floor

(1107) Ciudad Autónoma de Buenos Aires

Tel.: 54-11-4968-3628

Argentina

Outside Argentina

JP Morgan Chase

Latam ADR Sales & Relationship Mgmt.

277 Park Avenue, 39th Floor

New York 10172

USA

Tel.: 1-212-622-9229

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank

4 New York Plaza, Wall Street

New York, 1-212-622-9227

USA

VIII

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 21, 2010	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman of the Board of Directors